SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                               DELTA APPAREL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               DELTA APPAREL, INC.
                        (NAME OF FILING PERSON (ISSUER))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    247368103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HERBERT M. MUELLER
                               DELTA APPAREL, INC.
                        2750 PREMIERE PARKWAY, SUITE 100
                                DULUTH, GA 30097
                                 (678) 775-6900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                              ERIC K. GRABEN, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                               POST OFFICE BOX 728
                            GREENVILLE, SC 29602-0728
                                 (864) 242-8200

                            CALCULATION OF FILING FEE

------------------------------------ -------------------------------------------
     Transaction Valuation                            Amount of Filing Fee
       $7,700,000.00                                       $1,540.00
------------------------------------ -------------------------------------------

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares at $22 per share.

___ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

       Amount Previously Paid:
                               -------------------------------------------------
       Form or Registration No.:
                                 -----------------------------------------------
       Filing Party:
                     -----------------------------------------------------------
       Date Filed:
                   -------------------------------------------------------------

___ CHECK BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

       Check the appropriate boxes to designate any transactions to which this statement relates:

       __ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
       __ ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
       __ GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
       __ AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. ___

         This issuer tender offer statement on Schedule TO relates to an offer by Delta Apparel, Inc., a Georgia corporation ("Company"), to purchase 350,000 shares (or such lesser number of shares as are properly tendered and subject to increase as provided in the Offer to Purchase dated December 7, 2001 ("Offer to Purchase") of its Common Stock, $0.01 par value per share (the "Shares"), 2,334,149 of which Shares were outstanding as of December 7, 2001, at a purchase price not greater than $22.00 nor less than $19.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, and incorporated herein by reference.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing person and the issuer of the securities to which this Schedule TO relates is Delta Apparel, Inc., a Georgia corporation ("Company"), and the address and telephone number of its principal executive office is 2750 Premiere Parkway, Suite 100; Duluth, Georgia, 30097; Tel: (678) 775-6900. The following table names each person specified in Instruction C to Schedule TO.

NAME                                                 POSITION                     BUSINESS ADDRESS
---------------------------------- ---------------------------------------------- ------------------------------------

William F. Garrett                                   Director                     1071 Avenue of the Americas
                                                                                  New York, NY 10018

C.C. Guy                                             Director                     918 Elizabeth Road
                                                                                  Shelby, NC 28150

Robert W. Humphreys                            Director; President &              109 Barksdale Green
                                              Chief Executive Officer             Greenville, SC 29607

Dr. James F. Kane                                    Director                     1705 College Street
                                                                                  Columbia, SC 29208

Dr. Max Lennon                                       Director                     Post Office Box 1775
                                                                                  Mars Hill, NC 28754

E. Erwin Maddrey, II                            Director; Chairman                233 N. Main Street, Suite 200
                                                                                  Greenville, SC 29601

Buck A. Mickel                                       Director                     Post Office Box 6721
                                                                                  Greenville, SC 29606

Herbert M. Mueller                    Vice President; Chief Financial Officer     2750 Premiere Pkwy, Suite 100
                                                    & Treasurer                   Duluth, GA 30097

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(2)   Not Applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)      None.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The purpose of the transaction is to purchase up to 350,000 shares of the Company's Common stock, which the Board of Directors of the Company believes to be an attractive investment and use of available funds.
(b) The securities acquired in the transaction will be retained and restored to the status of authorized but unissued shares.
(c)      None.

ITEM 10.   FINANCIAL STATEMENTS.

Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(i)     Form of Offer to Purchase dated December 7, 2001, as amended.

(a)(1)(ii) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

(a)(1)(v) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

(a)(2) Form of Letter to Shareholders of the Company dated December 7, 2001, from Robert W. Humphreys, President and Chief Executive Officer of the Company.

(a)(5)(i)     Text of  Press  Release  issued  by the Company dated November 20,
              2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                     DELTA APPAREL, INC.


                                     /s/ Robert W. Humphreys
                                     --------------------------------------
                                     Robert W. Humphreys
                                     President & Chief Executive Officer

Dated: December 7, 2001.

                                  EXHIBIT INDEX

(a)(1)(i)     Form of Offer to Purchase dated December 7, 2001, as amended.

(a)(1)(ii) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

(a)(1)(v) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

(a)(2) Form of Letter to Shareholders of the Company dated December 7, 2001, from Robert W. Humphreys, President & Chief Executive Officer of the Company.

(a)(5)(i)     Text of Press  Release  issued  by the  Company dated November 20,
              2001.

                                EXHIBIT (a)(1)(i)

                               DELTA APPAREL, INC.
-------------------------------------------------------------------------------=

                        Offer To Purchase For Cash Up To
                       350,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $22.00
                       Nor Less Than $19.00 Net Per Share

--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
          ON THURSDAY, JANUARY 10, 2002, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

         Delta Apparel, Inc., a Georgia corporation ("Company"), hereby invites its shareholders to tender shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $22.00 nor less than $19.00 net per Share in cash, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, which together constitute the "Offer." The Company will determine the single per Share price, not in excess of $22.00 nor less than $19.00 per Share, net to the seller in cash ("Purchase Price") that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 350,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25). All Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company Reserves the right, in its sole discretion, to purchase more than 350,000 Shares pursuant to the Offer. See
Section 15.

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

         The Shares are listed and traded on the American Stock Exchange ("AMEX") under the symbol DLA. On November 16, 2001, the last full trading day prior to the announcement of the Offer, the closing price on the AMEX as reported in published financial sources was $18.90 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 8.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY'S BOARD OF DIRECTORS, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                                    IMPORTANT

         Any shareholder wishing to tender all or any part of his Shares may either (a) (i) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to First Union National Bank ("Depositary") and (ii) either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry tender set forth in Section 3 or (b) request a broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for such shareholder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee should contact such person if they desire to tender their Shares. Any shareholder who desires to tender Shares
(i) whose  certificates  for such Shares cannot be delivered to the  Depositary,
(ii) who cannot comply with the procedure for book-entry transfer, or (iii) whose other required documents cannot be delivered to the Depositary prior to the expiration of the Offer may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

         TO PROPERLY TENDER SHARES, SHAREHOLDERS MUST COMPLETE THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number set forth below and on the back cover of this Offer to Purchase.

The Information Agent for the Offer is:

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                               New York, NY 10004
                 Banks and Brokers Call Collect: (212) 440-9800
                    All Others Call Toll-Free (800) 223-2064



                                DECEMBER 7, 2001



THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOM-MENDATION ON BEHALF OF THE COMPANY OR THE INFORMATION AGENT AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INFORMATION AGENT.



                                TABLE OF CONTENTS



SECTION                                                                                                PAGE

SUMMARY TERM SHEET....................................................................................   1

INTRODUCTION...........................................................................................  2

THE OFFER .............................................................................................  3

 1.  Number of Shares; Proration .....................................................................   3
 2.  Purpose of the Offer; Certain Effects of the Offer ..............................................   6
 3.  Procedures for Tendering Shares ................................................................    8
 4.  Withdrawal Rights ..............................................................................   12
 5.  Purchase of Shares and Payment of Purchase Price ...............................................   13
 6.  Conditional Tender of Shares ...................................................................   14
 7.  Certain Conditions of the Offer ................................................................   14
 8.  Price Range of Shares; Dividends ...............................................................   16
 9.  Source and Amount of Funds .....................................................................   17
 10. Certain Information Concerning the Company......................................................   17
 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares.............   19
 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act..............   21
 13. Certain Legal Matters; Regulatory Approvals.....................................................   21
 14. Certain Federal Income Tax Consequences.........................................................   22
 15. Extension of Offer; Termination; Amendment......................................................   25
 16. Fees and Expenses...............................................................................   25
 17. Miscellaneous...................................................................................   26


                               SUMMARY TERM SHEET

This summary term sheet is solely for the convenience of the Company's shareholders and is qualified in its entirety by reference to the full text of, and more specific details contained in, this Offer to Purchase.

Purchase Price                                  The Company will select a single Purchase Price which will be not more than  $22.00  nor less than $19.00 net per Share, in multiples of $0.25.  All Shares purchased by the Company will be purchased at the Purchase  Price even if some Shares were tendered below the Purchase
                                                Price.  Each  shareholder  other than Odd Lot Holders (defined in
                                                Section  1)  desiring  to tender Shares must specify in the Letter of Transmittal the minimum price (not more than $22.00 nor less than
                                                $19.00 net per Share, in multiples of $0.25) at which such shareholder is willing to have his,  her, or its Shares purchased by the Company.

Number of Shares to be Purchased...........     350,000  Shares  (or such  lesser  number of  Shares as are  properly tendered) subject to increase as set forth in Sections 1 and 15.

How to Tender Shares ......................     See Section 3. Call the Information  Agent or consult your broker for assistance.

Brokerage Commissions .....................     None.  A  tendering   shareholder  who  holds  securities  with  such
                                                shareholder's  broker, bank, or other nominee may be required by such nominee to pay a service charge or other fee.

Stock Transfer Tax ........................     None, if payment is made to the registered holder of the Shares.

Expiration and Proration Dates ............     The Offer will expire on  Thursday,  January 10,  2002,  at 5:00 P.M.
                                                New York City time, unless extended by the Company,  and if proration is required,  the Company will determine the proration factor as soon as practicable after the expiration date of the Offer.

Payment Date ..............................     As soon as practicable after the expiration of the Offer.

Position of the Company....................     Neither   the  Company   nor  its  Board  of   Directors   makes  any
and its Directors                               recommendation  to any shareholder as to whether to tender or refrain from tendering Shares.

Withdrawal Rights .........................     Shares  tendered  pursuant to the Offer may be  withdrawn at any time prior to 5:00PM New York City time on  Thursday,  January  10,  2002, and, unless theretofore  accepted for payment by the Company pursuant to the  Offer,  may  also  be  withdrawn  at  any  time  after  12:00
                                                Midnight, New York City time, on January 10, 2002.

Odd Lots ..................................     There will be no  proration  of Shares  tendered  by any  shareholder owning  beneficially  or of record fewer than 100 Shares who properly tenders  all Shares  owned,  does not  properly  withdraw  any Shares owned,  and checks  the "Odd Lots" box in the Letter of  Transmittal.
                                                See Section 1.

Further Developments Regarding ............     Call the Information Agent or consult your broker.
the Offer

TO HOLDERS OF COMMON STOCK OF DELTA APPAREL, INC.:


                                  INTRODUCTION

         Delta Apparel, Inc., a Georgia corporation (the "Company"), invites its shareholders to tender shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that together constitute the "Offer." The Company will determine the single per Share price, not in excess of $22.00 nor less than $19.00 per Share net to the seller in cash ("Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 350,000 Shares (or such lesser number of Shares as are properly tendered). All Shares acquired in the Offer will be acquired at the Purchase Price. Subject to the conditions of the Offer, including the proration and conditional tender provisions, all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration or conditional tender, and Shares properly withdrawn will be returned. The Company reserves the right, in its sole discretion, to purchase more than 350,000 Shares pursuant to the Offer. See
Section 15.

         THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

         Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 350,000 Shares are properly tendered at or below the Purchase Price and not properly withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined in Section 1) who properly tendered all their Shares at or below the Purchase Price (and did not properly withdraw them prior to the expiration of the Offer) and then on a pro rata basis from all other shareholders who properly tendered at prices at or below the Purchase Price (and did not properly withdraw them prior to the expiration of the Offer). See Section 1.

         All stock certificates representing Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not properly withdrawn and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense to the shareholders who tendered such Shares.

         The Purchase Price will be paid net to the tendering shareholder in cash for all Shares purchased. Registered shareholders who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees to the Information Agent or Depositary or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. A tendering shareholder who holds securities with a broker, bank, or other nominee may be required by such nominee to pay a service charge or other fee. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN, AND RETURN TO THE DEPOSITARY THE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 30.5% (30% BEGINNING IN JANUARY 2002) OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

         The Company will pay all fees and expenses of First Union National Bank ("Depositary") and Georgeson Shareholder Communications, Inc. ("Information Agent") incurred in connection with the Offer. See Section 16.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY'S BOARD OF DIRECTORS, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT FOR REASONS RELATED TO THE TAXATION OF THE COMPANY'S PRIOR SPINOFF FROM DELTA WOODSIDE, INDUSTRIES, INC., NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

         As of December 7, 2001, the Company had issued and outstanding 2,334,149 Shares and had reserved 700,000 Shares for issuance upon exercise of outstanding stock options and incentive stock awards. The 350,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 15.0% of the outstanding Shares. The Shares are listed and traded on the American Stock Exchange ("AMEX") under the symbol DLA. On November 16, 2001, the last full trading day prior to the announcement of the Offer, the closing price on the AMEX as reported in published financial sources was $18.90 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

         The executive offices of the Company are located at 2750 Premiere Parkway, Suite 100, Duluth, Georgia, 30097 and the telephone number is (678) 775-6900.

                                    THE OFFER

1.       NUMBER OF SHARES; PRORATION

         Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 350,000 Shares or such lesser number of Shares as are properly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices not in excess of $22.00 nor less than $19.00 net per Share in cash, in multiples of $0.25. The term "Expiration Date" means 5:00 P.M., New York City time, on Thursday, January 10, 2002, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend, delay, terminate, or amend the Offer. The Company reserves the right to purchase more than 350,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase additional Shares pursuant to the Offer without amending or extending the Offer, provided the amount of additional Shares does not exceed 2% of the outstanding Shares. See Section 15. In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date, except for Odd Lots as explained below, will be subject to proration. The proration factor will be determined, if necessary, by the Company as soon as practicable after the Expiration Date.

         The Company will select the lowest Purchase Price that will allow it to buy 350,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25). All Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. All Shares purchased in the Offer will be purchased at the Purchase Price.

         THE OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

         In accordance with Instruction 5 of the Letter of Transmittal, shareholders other than Odd Lot Holders (as defined below) desiring to tender Shares must specify the price, not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25, at which they are willing to sell their Shares to the Company. As promptly as practicable following the Expiration Date, the Company, in its sole discretion, will determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering shareholders. The Company intends to select the lowest Purchase Price, not in excess of $22.00 nor less than $19.00 net per Share in cash that will enable it to purchase 350,000 Shares (or such lesser number of Shares as are properly tendered and not properly withdrawn) pursuant to the Offer. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration or conditional tender, and Shares properly withdrawn will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

         PRIORITY OF PURCHASES. Upon the terms and subject to the conditions of the Offer, if more than 350,000 Shares have been properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the basis set forth below:

     (a) first, all Shares properly tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

         (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all Shares owned by such shareholder will not qualify for this preference); and

         (2)  completes   the  box   captioned  "Odd  Lots"  on  the  Letter  of
              Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

     (b) second, after purchase of all of the foregoing Shares, all Shares conditionally tendered in accordance with Section 6, for which the condition was satisfied, and all other Shares tendered properly and unconditionally, in each case at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below;

     (c) third, if necessary, Shares conditionally tendered, for which the condition was not satisfied, at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, selected by random lot in accordance with Section 6.

        ODD LOTS. For purposes of the Offer, the term "Odd Lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not properly withdrawn by any person who owned, beneficially or of record, an aggregate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery (an "Odd Lot Holder"). In order to qualify for this preference, an Odd Lot Holder must tender all such Shares owned in accordance with the procedures described in Section 3. In accordance with Instruction 8 of the Letter of Transmittal, unless they indicate to the contrary by indicating a specific price at which their Shares are being tendered, Odd Lot Holders will be deemed to be tendering their Shares at the Purchase Price as the same may be determined by the Company in accordance with the terms of the Offer. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder who has Shares registered in his own name and who tenders directly to the Depositary would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot discounts on a sale of such Shares. A tendering shareholder who holds securities with a broker, bank, or other nominee may be required by such nominee to pay a service charge or other fee. Any Odd Lot Holder wishing to tender all of such shareholder's Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

         The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of the right, provided that the Company may not increase the amount of Shares to be purchased pursuant to the Offer by an amount in excess of 2% of the outstanding Shares without amending or extending the Offer.

         PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares other than qualifying Odd Lot Holders shall be based on the ratio of the total number of Shares the Company desires to purchase to the total number of Shares tendered by all shareholders other than qualifying Odd Lot Holders at or below the Purchase Price, subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures as described in Section 3) and not withdrawn, and because of the Odd Lot procedure, the Company does not expect that it will be able to announce the final proration factor, if required, or to commence payment for any Shares purchased pursuant to the Offer until approximately three AMEX trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

         This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks, and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.       PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

         This Offer to Purchase includes by reference the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2001, which both include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in such reports. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including, but not limited to, uncertainties regarding continual market acceptance of the Company's products, competition, the Company's relationship with its principal customers, as well as those risks identified in the incorporated report under the heading "Risk Factors". Those forward-looking statements were made as of the date of the incorporated report. The safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act does not apply to statements made solely in connection with this tender offer.

         The Board of Directors believes that the purchase of Shares pursuant to the Offer constitutes an attractive investment at this time for the Company without affecting adversely any possible capital requirements that might be anticipated in the next 12 months. The Board of Directors took into account that the purchase of 350,000 Shares will represent the retirement of approximately 15.0% of its outstanding Shares at an aggregate cost of approximately $7,700,000.00 (before transaction fees and other expenses) if the Offer is fully subscribed and the purchase of Shares is made at the maximum per Share price. The purchase of Shares in the Offer will be financed using internally-generated funds.

         E. Erwin Maddrey, II, a director of the Company, beneficially owns 347,814 Shares representing approximately 14.9% of the outstanding Shares. Buck
A. Mickel, a director of the Company, together with his mother and siblings, beneficially own 246,280 Shares representing approximately 10.6% of the outstanding Shares. Robert W. Humphreys, the Company's President and Chief Executive Officer, beneficially owns 30,472 Shares (15,625 of which are subject to unexercised options and stock awards that will not vest within 60 days of the date of this Offer) representing approximately 1.3% of the outstanding Shares. These officers and directors and related parties have advised the Company that they do not intend to tender any Shares pursuant to the Offer. If the Company purchases 350,000 Shares pursuant to the Offer, then after the purchase of such Shares, these officer, directors and related parties would own beneficially approximately 31.5% of the outstanding Shares. The Company has been advised that none of its other directors or executive officers intends to tender any Shares pursuant to the Offer, and the Company has not been advised that any of its affiliates intends to tender any Shares pursuant to the Offer. See Section 11.

         In addition to the officers, directors and related parties listed above, the Company is aware of the other beneficial owners of more than 5% of the outstanding Shares set forth below. The Company has no information regarding whether any of these beneficial owners will tender any of their Shares. The following table sets forth certain information as of December 7, 2001, regarding the beneficial ownership of the Company's common stock by such persons. Unless otherwise noted in the notes to the table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares of common stock of the Company shown as beneficially owned by them.


                                                                          SHARES
                                                                    BENEFICIALLY
     BENEFICIAL OWNER                                             OWNED            PERCENTAGE
     ------------------------------------------------------ ------------------- ------------------

     Bettis C. Rainsford (1)                                     328,568              14.1
     108-1/2 Courthouse Square
     Post Office Box 388
     Edgefield, SC  29824

     Reich & Tang Asset Management L. P. (2)                     224,050               9.6
     600 Fifth Avenue
     New York, New York  10020

     Franklin Resources, Inc. (3)                                239,750              10.3
     Franklin Advisory Services, LLC
     Charles B. Johnson
     Rupert H. Johnson, Jr.
     777 Mariners Island Boulevard
     San Mateo, California  94404224,000

     Dimensional Fund Advisors Inc. (4)                          190,011               8.1
     1299 Ocean Avenue, 11th Floor
     Santa Monica, California  90401

     Royce & Associates (5)                                      190,140               8.1
     1414 Avenue of the Americas
     Ninth Floor
     New York, NY 10019


      (1) Mr. Rainsford was a director of the Company until September 14, 2000 and was the Executive Vice President, Treasurer and Chief Financial Officer of Delta Woodside until October 1, 1999. The information set forth in the table above is based on a Form 4 filed by Mr. Rainsford on March 2, 2001 with the Securities and Exchange Commission.

     (2) The information set forth in the table above is based on Amendment #1 to Schedule 13G of Reich & Tang Asset Management, L.P. ("Reich & Tang") filed with the Securities and Exchange Commission on February 15, 2001 pertaining to its ownership of the Company's common stock, and on oral confirmation by Reich & Tang on November 29, 2001. In the amendment, Reich & Tang reported that, with respect to the common stock of the Company, it has shared voting power and shared dispositive power with respect to all of the shares shown. The amendment reported that the shares of the Company's common stock were held on behalf of certain accounts for which Reich & Tang provides investment advice and as to which Reich & Tang has full voting and dispositive power for as long as it retains management of the assets. According to the amendment, each account has the right to receive and the power to direct receipt of dividends from, or the proceeds from the sale of, the shares. The amendment reported that none of such accounts has an interest with respect to more than 5% of the outstanding shares of the Company.

     (3) The information set forth above is based on a Schedule 13G that was filed by Franklin Resources, Inc. ("FRI") with the Securities and Exchange Commission on January 30, 2001 with respect to the Company's common stock and on oral confirmation by FRI on November 29, 2001. In the amendment FRI reported that the shares are beneficially owned by one or more investment companies or other managed accounts that are advised by one or more direct and indirect investment advisory subsidiaries of FRI. The Schedule 13G reported that the advisory contracts grant to the applicable investment advisory subsidiary(ies) all investment and/or voting power over the securities owned by their investment advisory clients. Accordingly, such subsidiary(ies) may be deemed to be the beneficial owner of the shares shown in the table. The Schedule 13G reported that Charles B. Johnson and Rupert H. Johnson, Jr. (the "FRI Principal Shareholders") (each of whom has the same business address as FRI) each own in excess of 10% of the outstanding common stock and are the principal shareholders of FRI and may be deemed to be the beneficial owners of securities held by persons and entities advised by FRI subsidiaries. The Schedule 13G reported that one of the investment advisory subsidiaries, Franklin Advisory Services, LLC (whose address is One Parker Plaza, Sixteenth Floor, Fort Lee, New Jersey 07024), has sole voting and dispositive power with respect to all of the shares shown. FRI, the FRI Principal Shareholders and the investment advisory subsidiaries disclaim any economic interest or beneficial ownership in the shares and are of the view that they are not acting as a "group" for purposes of the Securities Exchange Act of 1934, as amended. The Schedule 13G reported that Franklin Microcap Value Fund, a series of Franklin Value Investors Trust, a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported in the amendment.

     (4) The information set forth in the table above is based on Schedule 13G that was filed by Dimensional Fund Advisors Inc. ("Dimensional") with the Securities and Exchange Commission on February 2, 2001 and on Form 13F filed with the SEC on October 25, 2001 with respect to its ownership of shares of the Company. Dimensional reported that it had sole voting power and sole dispositive power with respect to all of the shares. The Schedule 13G reports that Dimensional furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts, that all of the shares of the Company's common stock were owned by such investment companies, trusts or accounts, that in its role as investment adviser or manager Dimensional possesses voting and/or investment power over the Company's shares reported, that Dimensional disclaims beneficial ownership of such securities and that, to the knowledge of Dimensional, no such investment company, trust or account client owned more than 5% of the outstanding shares of the Company's common stock.

     (5) The information set forth in the table above is based on a Schedule 13G filed by Royce & Associates, Inc. ("Royce"), Royce Management Company ("RMC") and Charles M. Royce with the Securities Commission on February 8, 2001 and on a Form 13-F filed on November 8, 2001 with respect to the Company's common stock. In the Schedule 13G, Royce reported that the shares are beneficially owned by Royce and RMC. The Schedule 13G also reported that Charles M. Royce may be deemed to be a controlling person of both Royce and RMC and, therefore, may be deemed to beneficially own the shares. Mr. Royce holds no shares of the Company's common stock directly and disclaims beneficial ownership of the shares held by Royce and RMC. The Schedule 13G reported that Royce has sole power to vote and/or dispose of 172,940 of the shares and RMC has the sole power to vote and/or dispose of 17,500 of the shares. The Schedule 13G reported that Royce, RMC and Charles M. Royce act as a group for purposes of the Securities Exchange Act of 1934, as amended. The Schedule 13G reported that no entity has more than a 5% interest in the securities reported in the Schedule.

         NONE OF THE COMPANY, THE COMPANY'S BOARD OF DIRECTORS, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES, AND NONE OF THEM HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

         The Company may in the future purchase additional Shares in the open market, in private transactions, through tender offers, or otherwise. Any such purchases may be on the same terms or on terms that are more or less favorable to shareholders than the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares other than pursuant to the Offer until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position, and general economic and market conditions.

         Shares acquired by the Company pursuant to the Offer will be restored to the status of authorized and unissued Shares and will be available for issuance by the Company without further shareholder action (except as required by applicable law or the rules of the AMEX or any other securities exchange on which the Shares may be listed) for purposes including, but not limited to, employee benefits, acquiring other businesses, or raising additional capital for use in the Company's business. The Company has no current plans for reissuance of the Shares repurchased pursuant to the Offer.

3.       PROCEDURES FOR TENDERING SHARES.

         PROPER TENDER OF SHARES. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m. New York City time on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

         IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, SHAREHOLDERS (OTHER THAN ODD LOT HOLDERS TENDERING AT THE PURCHASE PRICE AS DETERMINED BY THE COMPANY) DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.25) AT WHICH THEIR SHARES ARE BEING TENDERED.

         Shareholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO TENDER SHARES PROPERLY, ONE AND ONLY ONE PRICE BOX MAY BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL. In accordance with Instruction 8 of the Letter of Transmittal, Odd Lot Holders need not indicate a specific price at which their Shares are being tendered and may tender their Shares at the Purchase Price as the same may be determined by the Company in accordance with the terms of the Offer.

         In addition, if certificates representing Shares that are to be tendered have been lost or destroyed, shareholders must complete the box captioned "Description of Shares Tendered" on the Letter of Transmittal. The shareholder then will be instructed by the Depositary as to the steps that must be taken in order to replace the certificate(s). In order to avoid any delay, such shareholder should call First Union National Bank at (800) 829-8432.

         Also, Odd Lot Holders who tender all such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders set forth in Section 1 of this Offer to Purchase.

         SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if Shares are tendered for the account of a firm or other entity that is a member in good standing of the Security Transfer Agent Medallion Program ("Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made or Shares not purchased or tendered are to be issued to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in each case signed exactly as the name of the registered holder appears on the certificate, and guaranteed by an Eligible Institution.

         In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer

Facility as described above), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), and (iii) any other documents required by the Letter of Transmittal.

         THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL, AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

         BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message, and any other required documents must be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

         BACKUP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 30.5% (30% BEGINNING IN JANUARY 2002) OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL. The Internal Revenue Service (the "Service") may impose a penalty on a tendering shareholder who fails to provide a correct TIN. Certain shareholders (including, among others, all corporations and certain foreign shareholders) are not subject to backup withholding. Foreign shareholders (as defined below) may be required to submit Form W-8 certifying non-United States status to avoid backup withholding. See Instructions 14 and 15 of the Letter of Transmittal. For a discussion of certain Federal income tax consequences to tendering shareholders, see Section 14.

         WITHHOLDING FOR FOREIGN SHAREHOLDERS. The following discussion applies to any "foreign shareholder" that is a shareholder that, for United States Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, a foreign estate, or a foreign trust. A foreign shareholder who has provided the necessary certification to the
Depositary will not be subject to backup withholding. However, foreign shareholders generally are subject to backup withholding under Internal Revenue Code sections 1441 or 1442 at a rate of 30% of the gross payments received by such foreign shareholders that are not entitled to capital gains treatment. If a shareholder's address is outside the United States, and if the Depositary has not received a substitute W-9, the Depositary will assume that the shareholder is a foreign shareholder. The general 30% withholding rate may be reduced under a tax treaty, if appropriate certification is furnished to the Depositary.

         FOREIGN SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE.

         GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

     (a) such tender is made by or through an Eligible Institution;

     (b) the Depositary receives by hand, mail, or facsimile transmission prior to the Expiration Date a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered) including (where required) a signature guarantee by an Eligible Institution; and

     (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three AMEX trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

         If any tendered Shares are not purchased, or if fewer than all Shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

         DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt), and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or with respect to which the acceptance for payment of, or payment for, such Shares may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. None of the Company, the Depositary, the Information Agent, or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

         TENDERING SHAREHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and
(b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (A) Shares tendered or (B) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange, or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

4.       WITHDRAWAL RIGHTS.

         Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on January 10, 2002.

         For a withdrawal to be effective, a notice of withdrawal must be in written or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder (if different from that of the person who tendered such Shares), the number of Shares tendered, and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder also must submit the serial numbers shown on the particular certificates for Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Company, the Depositary, the Information Agent, or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

         Withdrawals may not be rescinded, and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly re-tendered prior to the Expiration Date by following one of the procedures described in Section 3.

         If the Company extends the Offer, is delayed in its purchase of Shares, or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary, subject to applicable law, may retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.       PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

         Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company (a) will determine the Purchase Price it will pay for the Shares properly tendered and not properly withdrawn prior to the Expiration Date by taking into account the number of Shares so tendered and the prices specified by tendering shareholders and (b) will accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered at or below the Purchase Price and not withdrawn (subject to the proration and conditional tender provisions of the Offer) only when, as, and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

         Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 350,000 Shares (subject to increase or decrease as provided in Sections 1 and 15) or such lesser number of Shares as are properly tendered at prices not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25, and not properly withdrawn as permitted in
Section 4.

         The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, who will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders.

         In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date, provided that the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately three AMEX trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration or conditional tender, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering shareholder at the Company's expense as promptly as practicable after the Expiration Date without expense to the tendering shareholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

         The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

         ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN, AND RETURN TO THE DEPOSITARY THE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 30.5% (30% BEGINNING IN JANUARY 2002) OF THE GROSS PROCEEDS PAID TO SUCH

SHAREHOLDER  OR OTHER  PAYEE  PURSUANT  TO THE  OFFER.  SEE  SECTION 3. ALSO SEE
SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

6.       CONDITIONAL TENDER OF SHARES.

         Under certain circumstances set forth in Section 1 above, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 14, the number of Shares to be purchased from a particular shareholder might affect the tax consequences to such shareholder of such purchase and such shareholder's decision whether to tender. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number, if any, must be purchased, and any shareholder wishing to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering shareholder's responsibility to calculate such minimum number of Shares, and each shareholder is urged to consult his or her own tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of Shares to be purchased from any shareholder below the minimum number so specified, such tender will automatically be deemed withdrawn (except as provided in the next paragraph), and the Shares tendered will be returned to such shareholder as soon as practicable after the Expiration Date.

         However, if so many conditional tenders would be deemed withdrawn that the total number of Shares to be purchased falls below 350,000 Shares, then, to the extent feasible, the Company will identify conditional tenders from shareholders who tender all of their Shares and will select enough of such conditional tenders which would otherwise have been deemed withdrawn to purchase such desired number of Shares. In selecting among such conditional tenders, the Company will select by random lot.

         IN  THE  EVENT  OF  PRORATION,   ANY  SHARES  TENDERED  PURSUANT  TO  A
CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED AND WILL THEREBY BE DEEMED WITHDRAWN.

7.       CERTAIN CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase, or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after December 7, 2001, and prior to the Expiration Date (as the same may be extended in accordance with Section 15) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

     (a) there shall have been threatened, instituted, or pending any action or proceeding by any government or governmental regulatory or administrative agency, authority or tribunal, or any other person, domestic or foreign, before any court, authority, agency, or tribunal that directly or indirectly:

         (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer, or otherwise relates in any manner to the Offer, or

         (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

     (b) there shall have been any action threatened, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency, or tribunal that, in the Company's sole judgment, would or might directly or indirectly:

         (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer,

         (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares,

         (iii) materially impair the contemplated benefits of the Offer to the Company, or

         (iv) materially and adversely affect the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

     (c) there shall have occurred:

         (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market,

         (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

         (iii)the   commencement   of  a  war,  armed   hostilities,   or  other
              international   or  national   calamity   directly  or  indirectly
              involving the United States,

         (iv) any limitation (whether or not mandatory) by any governmental, regulatory, or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States,

         (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic, or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations, or prospects or the trading in the Shares,

         (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or

        (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on December 7, 2001;

     (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced, or made by another person or shall have been publicly disclosed, or the Company shall have learned that:

         (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than the persons disclosed as holders of more than 5% of the outstanding Shares listed above in Section 2, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or

         (ii) any new group shall have been formed that beneficially owns more than five percent of the outstanding Shares; or

     (e) any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects, or stock ownership of the Company or its subsidiaries that, in the Company's sole judgment, is or may be material to the Company or its subsidiaries.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time prior to the Expiration Date in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted prior to the Expiration Date at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

8.       PRICE RANGE OF SHARES; DIVIDENDS; PRIOR PURCHASE OF SHARES.

         The Shares have been listed and traded on the AMEX under the symbol "DLA" since June 30, 2000. The following table sets forth, for the periods indicated, the high and low closing prices on the AMEX as reported in published financial sources in each such fiscal quarter. The Company has never paid dividends.

          FISCAL QUARTER                                           HIGH                        LOW
          ---------------------------------------------- -------------------------- --------------------------
          July 2 - September 30, 2000                             $11.625                    $ 8.750
          October 1 - December 31, 2000                           $20.125                    $11.500
          January 1 - March 31, 2001                              $20.250                    $13.375
          April 1 - June 30, 2001                                 $18.750                    $15.300
          July 1 - September 30, 2001                             $19.550                    $16.960

         On November 16, 2001, the last full trading day for the Shares prior to the announcement of the Offer, the closing price on AMEX as reported in published financial sources was $18.90 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

         Since the Company became publicly traded on June 30, 2000, the Company has purchased 115,000 of its shares at an average purchase price of $18.62.

9.       SOURCE AND AMOUNT OF FUNDS.

         Assuming the Company purchases 350,000 Shares pursuant to the Offer at a price of $22.00 net per Share or $19.00 net per Share, the total amount required by the Company to purchase such Shares will be $7,700,000.00 or $6,665,000.00, respectively. Including the estimated transaction fees and other expenses of $176,540.00, a total of $7,876,540.00 or $6,841,540.00, respectively, will be funded with internally generated funds.

10.      CERTAIN INFORMATION CONCERNING THE COMPANY.

         DESCRIPTION OF BUSINESS. The Company was incorporated on December 10, 1999 as an indirect wholly-owned subsidiary of Delta Woodside Industries, Inc. ("Delta Woodside"), NYSE: DLW. On June 30, 2000, Delta Woodside distributed all of the outstanding shares of Delta Apparel to the shareholders of Delta Woodside (the "Spin-off"). As a result of the spin-off, Delta Apparel became a separate public reporting company traded on AMEX. Prior to May 2000, the business of the Company was conducted by the Delta Apparel Company division of various subsidiaries of Delta Woodside. In May 2000, Delta Woodside reorganized its subsidiaries and divisions, and all of the assets and operations of the Delta Apparel Company division were transferred to the Company or its subsidiary, and the Company became a direct subsidiary of Delta Woodside. Historical data for the periods prior to June 30, 2000 pertain to the Delta Apparel Company division of Delta Woodside's subsidiaries or the Company prior to the Spin-off.

         Delta Apparel is a vertically integrated manufacturer and marketer of high quality knit apparel. The Company specializes in selling undecorated T-shirts, golf shirts and tank tops to distributors, screen printers and private label accounts. The Company's business is discussed more fully in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (the "2001 Annual Report") and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2001 (the "First 2002 Quarterly Report"). The 2001 Annual Report and the First 2002 Quarterly Report are incorporated herein by reference.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION. The following information includes certain historical and pro forma consolidated financial information related to the Company. Historical financial information was excerpted or derived from the audited consolidated financial statements contained in the Company's 2001 Annual Report and from the unaudited consolidated financial statements contained in the Company's First 2002 Quarterly Report. The historical information should be read in conjunction with the financial information and related notes contained therein, copies of which may be obtained as set forth under the caption "Additional Information" below in this Section 10.


                                                         FOR THE THREE                  FOR THE YEAR
                                                          MONTHS ENDED                     ENDED
                                                       SEPTEMBER 29, 2001               JUNE 30, 2001
                                                            UNAUDITED                     AUDITED
                                                  ---------------------------       ---------------------
                                                              (In thousands, except per share amounts)

Net sales (Historical)...............................  $      31,014                   $        120,400
Net income:
   Historical........................................             64                              9,977
   Pro Forma for the Offer at $19.00 per Share.......              3                              9,453
   Pro Forma for the Offer at $22.00 per Share.......             (6)                             9,373
Earnings per share:
 Basic:
   Historical........................................           0.03                               4.15
   Pro Forma for the Offer at $19.00 per Share.......             --                               4.60
   Pro Forma for the Offer at $22.00 per Share.......             --                               4.57
 Diluted:
   Historical........................................           0.03                               4.03
   Pro Forma for the Offer at $19.00 per Share.......             --                               4.45
   Pro Forma for the Offer at $22.00 per Share.......             --                               4.41
Shareholders' equity:
   Historical........................................         62,666                             63,483
   Pro Forma for the Offer at $19.00 per Share.......         55,281                             56,159
   Pro Forma for the Offer at $22.00 per Share.......         54,141                             55,029
Shareholders' equity Per Share:
   Historical........................................          26.74                              26.58
   Pro Forma for the Offer at $19.00 per Share.......          27.72                              27.54
   Pro Forma for the Offer at $22.00 per Share.......          27.15                              26.99

         The pro forma consolidated financial information of the Company is presented for informational purposes only, is unaudited, and does not purport to be indicative of the future results or the consolidated financial position of the Company or the consolidated net income and consolidated financial position that would actually have been attained had the pro forma transactions occurred on the date or for the periods indicated. This information should be read in conjunction with the historical consolidated financial statements of the Company set forth in the 2001 Annual Report and the First 2002 Quarterly Report.

         ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options and incentive stock awards granted to them, the principal holders of the Company's equity securities, and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549 and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10279. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at

Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained for free from the Commission's web site at http:// www.sec.gov. Such reports, proxy statements, and other information concerning the Company also can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10005, on which the Shares are listed.

11.      INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
         ARRANGEMENTS CONCERNING SHARES

         As of December 7, 2001, the Company had issued and outstanding 2,334,149 Shares and had 700,000 Shares reserved for issuance upon exercise of outstanding stock options and incentive stock awards. The 350,000 Shares that the Company is offering to purchase represents 14.9% of the outstanding Shares. As of that date, the Company's directors and executive officers as a group (9 persons) beneficially owned an aggregate of 678,579 Shares representing 34.2% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options and options exercisable within 60 days of the date hereof. See "Purpose of the Offer; Certain Effects of the Offer" for a discussion of the Shares owned by certain shareholders of the Company.

         The following table sets forth the number of Shares beneficially owned by each director and executive officer of the Company and by all executive officers and directors as a group:


                                                                             SHARES
                                                                          BENEFICIALLY
     BENEFICIAL OWNER                                                         OWNED               PERCENTAGE
     ---------------------------------------------------------------- ---------------------- ---------------------

     E. Erwin Maddrey, II (1)                                                347,814                 14.9
     233 North Main Street
     Suite 200
     Greenville, SC  29601

     Buck A. Mickel (2) (3)                                                  158,963                 6.8
     Post Office Box 6721
     Greenville, SC  29606

     Micco Corporation (3)                                                   124,063                 5.3
     Post Office Box 795
     Greenville, SC  29602

     Minor H. Mickel (3)(4)                                                  157,804                 6.8
     415 Crescent Avenue
     Greenville, SC  29605

     Minor M. Shaw (3)(5)                                                    152,008                 6.5
     Post Office Box 795
     Greenville, SC  29602

     Charles C. Mickel (3) (6)                                               149,694                 6.4
     Post Office Box 6721
     Greenville, SC  29606

     William F. Garrett (7)                                                      429                 (15)

     C. C. Guy (8)                                                             4,070                 (15)

     Robert W. Humphreys (9)                                                  30,472                 1.3

     Dr. James F. Kane (10)                                                    4,276                 (15)

     Dr. Max Lennon (11)                                                       3,102                 (15)

                                       19

     Herbert M. Mueller (12)                                                  11,034                 (15)

     Martha M. "Sam" Watson (13)                                               3,126                 (15)

     All current directors and executive officers                            563,286                24.1
     as a group (9 persons) (14)

     (1) Mr. Maddrey is the Chairman of the board and a director of the Company and was the President and Chief Executive Officer of Delta Woodside until June 2000. The number of shares shown as beneficially owned by Mr. Maddrey includes 43,147 shares held by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds sole voting and investment power but disclaims beneficial ownership, and approximately 107 shares allocated to the account of Mr. Maddrey in Delta Woodside's Savings and Investment Plan (the "Delta Woodside 401(k) Plan"). Mr. Maddrey is fully vested in the shares allocated to his account in the Delta Woodside 401(k) Plan.

     (2) Buck A. Mickel is a director of the Company. The number of shares shown as beneficially owned by Buck A. Mickel includes 34,613 shares directly owned by him, all of the 124,063 shares owned by Micco Corporation, and 287 shares held by him as custodian for a minor. See Note (3).

     (3) Micco Corporation owns 124,063 shares of the Company's common stock. The shares of common stock of Micco Corporation are owned in equal parts by Minor H. Mickel, Buck A. Mickel (a director of the Company), Minor M. Shaw and Charles C. Mickel. Buck A. Mickel, Minor M. Shaw and Charles C. Mickel are the children of Minor H. Mickel. Minor H. Mickel, Buck A. Mickel, Minor M. Shaw and Charles C. Mickel are officers and directors of Micco Corporation. Each of Minor
H. Mickel, Buck A. Mickel, Minor M. Shaw and Charles C. Mickel disclaims beneficial ownership of three-quarters of the shares of the Company's common stock owned by Micco Corporation. Minor H. Mickel directly owns 33,741 shares of the Company's common stock. Buck A. Mickel, directly or as custodian for a minor, owns 34,900 shares of the Company's common stock. Charles C. Mickel, directly or as custodian for his children, owns 25,621 shares of the Company's common stock. Minor M. Shaw, directly or as custodian for her children, owns 26,497 shares of the Company's common stock. Minor M. Shaw's husband, through an individual retirement account and as custodian for their children, beneficially owns approximately 1,448 shares of the Company's common stock, as to which shares Minor M. Shaw may also be deemed a beneficial owner. Minor M. Shaw disclaims beneficial ownership with respect to these shares and with respect to the 274 shares of the Company's common stock held by her as custodian for her children. The spouse of Charles C. Mickel owns 10 shares of the Company's common stock, as to which shares Charles C. Mickel may also be deemed a beneficial owner. Charles C. Mickel disclaims beneficial ownership with respect to these shares and with respect to the 351 shares of the Company's common stock held by him as custodian for his children. Buck A. Mickel disclaims beneficial ownership with respect to the 287 shares of the Company's common stock held by him as custodian for a minor.

     (4) The number of shares shown as beneficially owned by Minor H. Mickel includes 33,741 shares directly owned by her and all of the 124,063 shares owned by Micco Corporation. See Note (3).

     (5) The number of shares shown as beneficially owned by Minor M. Shaw includes 26,497 shares owned by her directly or as custodian for her children, approximately 1,448 shares beneficially owned by her husband through an individual retirement account or as custodian for their children, and all of the 124,063 shares owned by Micco Corporation. See Note (3).

     (6) The number of shares shown as beneficially owned by Charles C. Mickel includes 25,621 shares owned by him directly or as custodian for his children, 10 shares owned by his wife and all of the 124,063 shares owned by Micco Corporation. See Note (3).

     (7) William F. Garrett is a director of the Company. The number of shares shown as beneficially owned by Mr. Garrett includes 208 shares allocated to the account of Mr. Garrett in the Delta Woodside 401(k) Plan. Mr. Garrett is fully vested in the shares allocated to his account in the Delta Woodside 401(k) Plan.

     (8) C. C. Guy is a director of the Company. The number of shares shown as beneficially owned by C. C. Guy includes 1,896 shares owned by his wife, as to which shares Mr. Guy disclaims beneficial ownership.

     (9) Robert W. Humphreys is President and Chief Executive Officer and a director of the Company. The shares shown as beneficially owned in the table above include 15,625 shares subject to options that are currently exercisable and 50,000 shares are excluded from the table that are covered by options that are not exercisable until July 14, 2002. Also excluded from the above are 12,000 shares subject to awards under the Company's Incentive Stock Award Plan that will not vest until June 30, 2002.

     (10) Dr. James F. Kane is a director of the Company. The shares shown as beneficially owned by him are held in a Keogh account or an IRA account.

     (11)  Dr. Max Lennon is a director of the Company.

     (12) Herbert M. Mueller is Vice President, Chief Financial Officer and Treasurer of the Company. The shares shown as beneficially owned in the table above include 3,500 shares subject to options that are currently exercisable and 11,200 shares are excluded from the table that are covered by options that are not exercisable until July 14, 2002. Also excluded from the above are 3,600 shares subject to awards under the Company's Incentive Stock Award Plan that will not vest until June 30, 2002.

     (13) Martha M. "Sam" Watson is Vice President and Secretary of the Company. The shares shown as beneficially owned in the table above include 2,000 shares subject to options that are currently exercisable, and 6,000 shares are excluded from the table that are covered by options that are not exercisable until July 14, 2002. Also excluded from the table above are 3,200 shares subject to awards under the Company's Incentive Stock Award Plan that will not vest until June 30, 2002.

     (14) Includes all shares deemed to be beneficially owned by any current director or executive officer.

     (15)  Less than one percent.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and is expected to reduce the number of shareholders. Nonetheless, the Company expects that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the AMEX, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the AMEX.

         The Shares are currently "margin securities" under the regulations of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

         The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13.      CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

         The Company is not aware of any license or regulatory permit material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 7.

14.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         GENERAL. The Federal income tax discussion set forth below summarizes the material Federal income tax consequences to U.S. Holders of sales of Shares pursuant to the Offer and is included for general information only. The discussion does not address all aspects of Federal income taxation that may be relevant to a particular shareholder or any relevant foreign, state, local or other tax laws. Certain shareholders (including insurance companies, tax-exempt entities, foreign persons, financial institutions, broker dealers, employee benefit plans, personal holding companies, persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction, or other than as a capital asset, and persons who acquired their Shares upon the exercise of employee stock options or incentive stock awards or as compensation) may be subject to special rules not discussed below. Foreign shareholders should see
Section 3 for a discussion of the applicable United States withholding tax rules. This discussion is based on laws, regulations, rulings, and court decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the Service with respect to the tax matters discussed below. EACH SHAREHOLDER IS URGED TO CONSULT AND RELY ON THE SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE SHAREHOLDER OF SELLING SHARES PURSUANT TO THE OFFER, INCLUDING THE APPLICATION OF FOREIGN, STATE, LOCAL, OR OTHER TAX LAWS.

         A sale of Shares pursuant to the Offer will constitute a "redemption" under the Internal Revenue Code of 1986, as amended (the "Code"), and will be a taxable transaction for Federal income tax purposes. If the redemption qualifies as a sale of Shares by a shareholder under Section 302 of the Code, the shareholder will recognize gain or loss equal to the difference between (a) the cash received pursuant to the Offer and (b) the shareholder's tax basis in the Shares surrendered pursuant to the Offer. If the redemption does not qualify as a sale of Shares under Section 302, the shareholder will not be treated as having sold Shares but will be treated as having received a dividend taxable as ordinary income in an amount equal to the cash received pursuant to the Offer. As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the shareholder's Shares (including any Shares constructively owned by the shareholder) that are purchased. A shareholder desiring to obtain sale treatment may want to make a conditional tender, as described in Section 6, to make sure that a minimum number of his or her Shares (if any) are purchased.

         SALE TREATMENT. Under Section 302 of the Code, a redemption of Shares pursuant to the Offer will be treated as a sale of such Shares for Federal income tax purposes if such redemption (i) results in a "complete redemption" of all of the shareholder's stock in the Company, (ii) is "substantially disproportionate" with respect to the shareholder, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder.

         In determining whether any of these three tests under Section 302 is satisfied, a shareholder must take into account not only Shares that the shareholder actually owns but also any Shares that the shareholder is treated as owning pursuant to the constructive ownership rules of Section 318 of the Code. Under those rules, a shareholder generally is treated as owning (i) Shares owned by the shareholder's spouse, children, grandchildren, and parents, (ii) Shares owned by certain trusts of which the shareholder is a beneficiary in proportion to the shareholder's interest, (iii) Shares owned by any estate of which the shareholder is a beneficiary in proportion to the shareholder's interest, (iv) Shares owned by any partnership or "S corporation" in which the shareholder is a partner or shareholder in proportion to the shareholder's interest, (v) Shares owned by any non-S corporation of which the shareholder owns at least 50% in value of the stock, in proportion to the shareholder's interest, and (vi) Shares that the shareholder has an option or similar right to acquire. A shareholder that is a partnership or S corporation, estate, trust, or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation shareholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% shareholders of a non-S corporation. Stock constructively owned by a person generally is treated as being owned by that person for the purpose of attributing ownership to another person.

         A redemption of Shares from a shareholder pursuant to the Offer will result in a "complete redemption" of all the shareholder's stock in the Company if either (i) the Company purchases all of the Shares actually and constructively owned by the shareholder or (ii) the shareholder actually owns no Shares after all transfers of Shares pursuant to the Offer, constructively owns only Shares owned by certain family members, and the shareholder qualifies to and does waive (pursuant to Section 302(c)(2) of the Code) constructive ownership of Shares owned by family members. Any shareholder desiring to waive such constructive ownership of Shares should consult a tax advisor about the applicability of Section 302(c)(2).

         A redemption of Shares from a shareholder pursuant to the Offer will be "substantially disproportionate" with respect to the shareholder if the percentage of Shares actually and constructively owned by the shareholder compared to all Shares outstanding immediately after all redemptions of Shares pursuant to the Offer is less than 80% of the percentage of Shares actually and constructively owned by the shareholder immediately before such redemptions. If exactly 350,000 Shares are redeemed pursuant to the Offer, the number of Shares outstanding after consummation of the Offer will be approximately 85% of the number of Shares currently outstanding. Consequently, in that case a shareholder must dispose of more than 32% (100% minus 80% of 85%) of the number of Shares the shareholder actually and constructively owns in order possibly to qualify for a substantially disproportionate redemption. If the Company were to exercise its right to purchase an additional 2% of the Shares, a shareholder would have to dispose of more than 33.6% (100% minus 80% of 83%) of the number of outstanding Shares the shareholder actually and constructively owns in order possibly to qualify for a substantially disproportionate redemption.

         A redemption of Shares from a shareholder pursuant to the Offer will be "not essentially equivalent to a dividend" if, pursuant to the Offer, the shareholder experiences a "meaningful reduction" in his or her proportionate interest in the Company, including voting rights, participation in earnings, and liquidation rights, arising from the actual and constructive ownership of Shares. The Service has indicated in a published ruling that a very small reduction (3.3%) in the proportionate interest of a small minority (substantially less than 1%) shareholder of a publicly-held corporation who does not exercise any control over corporate affairs generally constitutes a "meaningful reduction" in the shareholder's interest. The fact that the redemption fails to qualify as a sale pursuant to the other two tests is not taken into account in determining whether the redemption is "not essentially equivalent to a dividend."

         If exactly 350,000 Shares are redeemed pursuant to the Offer, the number of Shares outstanding will be reduced by 15.0%. Consequently, in that case, a small minority shareholder must dispose of more than 17.8% of the number of Shares the shareholder actually and constructively owns in order to have any reduction in the shareholder's proportionate stock interest in the Company. If the Company were to exercise its right to purchase an additional 2% of the outstanding Shares, a shareholder would have to dispose of more than 19.7% of the number of Shares the shareholder actually and constructively owns in order to have any reduction in the shareholder's proportionate interest.

         Shareholders should be aware that their ability to satisfy any of the foregoing tests also may be affected by proration pursuant to the Offer. THEREFORE, UNLESS A SHAREHOLDER MAKES A CONDITIONAL TENDER (SEE SECTION 6), THE SHAREHOLDER (OTHER THAN AN ODD LOT HOLDER WHO TENDERS ALL OF HIS, HER, OR ITS SHARES AT OR BELOW THE PURCHASE PRICE) CAN BE GIVEN NO ASSURANCE EVEN IF HE, SHE, OR IT TENDERS ALL OF THE SHAREHOLDER'S SHARES THAT THE COMPANY WILL PURCHASE A SUFFICIENT NUMBER OF SUCH SHARES TO PERMIT THE SHAREHOLDER TO SATISFY ANY OF THE FOREGOING TESTS. Shareholders also should be aware that an acquisition or disposition of Shares in the market or otherwise as part of a plan that includes the shareholder's tender of Shares pursuant to the Offer might be taken into account in determining whether any of the foregoing tests is satisfied. Shareholders are urged to consult their own tax advisors with regard to whether acquisitions from or sales to third parties, including market sales, and a tender may be so integrated.

         If any of the foregoing three tests is satisfied, the shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the shareholder's tax basis in the Shares sold. Generally such gains of individuals, estates, and trusts are subject to federal income tax rates applicable to long- or short-term capital gains depending on how long the shareholder held the Shares sold.

         DIVIDEND TREATMENT. If none of the foregoing three tests under Section 302 of the Code is satisfied, the shareholder generally will be treated as having received a dividend taxable as ordinary income in an amount equal to the amount of cash received by the shareholder pursuant to the Offer, to the extent the Company has accumulated or current earnings and profits. The Company expects that its current and accumulated earnings and profits will be sufficient to cover the amount of any payments pursuant to the Offer that are treated as dividends.

         Dividend income of individuals, estates, and trusts generally is subject to graduated federal income tax rates. To the extent that the purchase of Shares from any shareholder pursuant to the Offer is treated as a dividend, the shareholder's tax basis in any Shares that the shareholder actually or constructively owns after consummation of the Offer should be increased by the shareholder's tax basis in the Shares surrendered pursuant to the Offer.

         TREATMENT OF DIVIDEND INCOME FOR CORPORATE SHAREHOLDERS. In the case of a corporate shareholder, if the cash received for Shares pursuant to the Offer is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations, however. For example, the deduction may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to its tendered Shares or if the Shares are "debt-financed portfolio stock." If a dividends-received deduction is available, the dividend (having arisen in a non-pro rata redemption) also will be an "extraordinary dividend" under Section 1059 of the Code. In that case, the corporate shareholder's tax basis in its remaining Shares generally will be reduced (but not below zero) by the amount of any "extraordinary dividend" not taxed because of the dividends-received deduction. Any amount of the "extraordinary dividend" not taxed because of the dividends-received deduction in excess of the corporate shareholder's tax basis for the remaining Shares generally would be currently taxable as gain from the sale of Shares. If a redemption of Shares from a corporate shareholder pursuant to the Offer is treated as a dividend as a result of the shareholder's constructive ownership of other Shares that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the shareholder's basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain from the sale of Shares. Corporate shareholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code. SEE SECTION 3 WITH RESPECT TO THE APPLICATION OF BACKUP FEDERAL INCOME TAX WITHHOLDING.

15.      EXTENSION OF OFFER; TERMINATION; AMENDMENT.

         The Company expressly reserves the right, in its sole discretion, at any time and from time to time and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the events specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

         Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement thereof, provided that in the case of an extension, such public announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Company materially changes the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares and/or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent, or given in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.      FEES AND EXPENSES.

         The Company has retained Georgeson Shareholder Communications, Inc. to act as Information Agent and First Union National Bank to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, and personal interviews and may request brokers, dealers, and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the Federal securities laws.

         No fees or commissions will be payable by the Company to brokers, dealers, or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request will reimburse brokers, dealers, and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, or trust company has been authorized to act as the agent of the Company, the Information Agent, or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17.      MISCELLANEOUS.

         The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

         Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission a Tender Offer Statement on Schedule TO which contains additional information with respect to the Offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.


                                                   DELTA APPAREL, INC.


December 7, 2001

         Manually signed photocopies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company, or nominee to the Depositary at its address set forth below.

                        The Depositary for the Offer is:
________________________________________________________________________________

                            FIRST UNION NATIONAL BANK

                              By Overnight Courier:
                            FIRST UNION NATIONAL BANK
                       c/o Alpine Fiduciary Services, Inc.
                                111 Commerce Road
                               Carlstadt, NJ 07072
                           Attention: Reorg Department
                               Tel: (201) 896-5648

By Mail:                                     By Facsimile Transmission:              By Hand:
-------                                      -------------------------               -------
First Union National Bank                   (Eligible Institutions Only)            First Union National Bank
c/o Alpine Fiduciary Services, Inc.          First Union National Bank              599 Lexington Avenue
P.O. Box 2065                                      Customer Service                 22nd Floor
South Hackensack, NJ 07606-9974              (201) 460-2889                         New York, NY 10022
                                                                                    Tel: (212) 839-7500
                              Confirm by Telephone
                                 (201) 896-5648
________________________________________________________________________________

         Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank, or trust company for assistance concerning the Offer.


                     The Information Agent for the Offer is:


                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                               New York, NY 10004

                 Banks and Brokers Call Collect: (212) 440-9800
                    All Others Call Toll-Free (800) 223-2064

                               EXHIBIT (a)(1)(ii)

                               DELTA APPAREL, INC.
________________________________________________________________________________

                              LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
                                       OF
                               DELTA APPAREL, INC.
                        PURSUANT TO THE OFFER TO PURCHASE
                             DATED DECEMBER 7, 2001

________________________________________________________________________________

  THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
            THURSDAY, JANUARY 10, 2002, UNLESSTHE OFFER IS EXTENDED.

________________________________________________________________________________

                          TO: FIRST UNION NATIONAL BANK

                              By Overnight Courier:
                          FIRST UNION NATIONAL BANK c/o
                         Alpine Fiduciary Services, Inc.
                                111 Commerce Road
                               Carlstadt, NJ 07072
                           Attention: Reorg Department
                               Tel: (201) 896-5648

By Mail:                                  By Facsimile Transmission:            By Hand:
-------                                   -------------------------             -------
First Union National Bank                (Eligible Institutions Only)           First Union National Bank
c/o Alpine Fiduciary Services, Inc.       First Union National Bank             599 Lexington Avenue
P.O. Box 2065                                  Customer Service                 22nd Floor
South Hackensack, NJ 07606-9974                (201) 460-2889                   New York, NY 10022
                                                                                Tel: (212) 839-7500
                                             Confirm by Telephone
                                               (201) 896-5648

________________________________________________________________________________

     Delivery of this instrument and all other documents to the address or transmission of instructions to a facsimile number other than as set forth above does not constitute a valid delivery.

PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, CAREFULLY BEFORE CHECKING ANY BOX BELOW.

     This Letter of Transmittal is to be used only if (a) certificates for Shares (as defined below) are to be forwarded herewith or (b) a tender of Shares is being made concurrently by book-entry transfer to the account maintained by First Union National Bank ("Depositary") at The Depository Trust Company ("Book-Entry Transfer Facility") pursuant to Section 3 of the Offer to Purchase. See Instruction 2.

________________________________________________________________________________

                         DESCRIPTION OF SHARES TENDERED
                           (SEE INSTRUCTIONS 3 AND 4)
________________________________________________________________________________


----------------------------------------------------------- ----------------------------------------------------------
     NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)         TENDERED CERTIFICATES (ATTACH SIGNED ADDITIONAL LIST IF
        (PLEASE USE PREADDRESSED LABEL OR FILL IN                        NECESSARY. SEE INSTRUCTION 3.)
      EXACTLY AS NAME(S) APPEAR(S) ON CERTIFICATE(S)
----------------------------------------------------------- ----------------------------------------------------------
                                                            Certificate     No. of Shares*         No. of Shares
                                                            Number(s)                               Tendered
----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

----------------------------------------------------------- --------------- ---------------------- -------------------

                                                                                                   ------------------
                                                                                                   TOTAL SHARES
                                                                                                   TENDERED
----------------------------------------------------------- --------------- ---------------------- -------------------

================================================================================

Indicate in this box order (by certificate number) in which Shares are to be purchased in event of proration. (Attach additional list if necessary.) *** See Instruction 10.

   1st:             2nd:              3rd:             4th:                5th:
________________________________________________________________________________

[ ] Check here if any of the certificates representing Shares that you own have been lost or destroyed. See Instruction 16. Number of Shares represented by lost or destroyed certificates:
     ___________________________________________________________________________
     * Does not need to be completed if Shares are tendered by book-entry transfer.
     ** If you desire to tender fewer than all Shares evidenced by any certificates listed above, please indicate in this column the number of Shares you wish to tender. Otherwise, all Shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.
     *** If you do not designate an order, in the event, due to proration, fewer than all Shares tendered are purchased, Shares will be selected for purchase by the Depositary.
________________________________________________________________________________

                     NOTE: SIGNATURE MUST BE PROVIDED BELOW.
                PLEASE READ ACCOMPANYING INSTRUCTIONS CAREFULLY.

         SHAREHOLDERS WHO CANNOT DELIVER THE CERTIFICATES FOR THEIR SHARES TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE (AS DEFINED BELOW)) OR WHO CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS OR WHO CANNOT DELIVER A LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE MUST TENDER THEIR SHARES PURSUANT TO THE GUARANTEED DELIVERY PROCEDURE SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE. SEE INSTRUCTION 2.

         SHAREHOLDERS WHO DESIRE TO TENDER SHARES PURSUANT TO THE OFFER (AS DEFINED BELOW) AND WHO CANNOT DELIVER THE CERTIFICATES FOR THEIR SHARES (OR WHO ARE UNABLE TO COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS) AND ALL OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL TO THE DEPOSITARY AT OR BEFORE THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO
PURCHASE) MAY TENDER THEIR SHARES ACCORDING TO THE GUARANTEED DELIVERY PROCEDURES SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE. SEE INSTRUCTION 2. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.
________________________________________________________________________________

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK ENTRY-TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:__________________________________________________

Account Number:_________________________________________________________________

Transaction Code Number:________________________________________________________

[ ] CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder(s):________________________________________________

Date of Execution of Notice of Guaranteed Delivery:_____________________________

Name of Institution that Guaranteed Delivery:___________________________________

Give Account Number if Delivered by Book-Entry__________________________________

Account Number:_________________________________________________________________

________________________________________________________________________________

                                    ODD LOTS
                               (SEE INSTRUCTION 8)

To be completed ONLY if the Shares are being tendered by or on behalf of a person owning beneficially or of record an aggregate of fewer than 100 Shares. The undersigned either (check one Box):

     [ ] is the beneficial or record owner of an aggregate of fewer than 100 Shares, all of which are being tendered; or

     [ ] is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s) thereof Shares with respect to which it is the record holder and (b) believes, based upon representations made to it by such beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 Shares and each is tendering all of such Shares.

UNLESS A BOX UNDER "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THIS LETTER OF TRANSMITTAL IS CHECKED, THE UNDERSIGNED IS TENDERING SHARES AT THE PURCHASE PRICE, AS THE SAME SHALL BE DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER.

                 ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED

________________________________________________________________________________


________________________________________________________________________________

                               CONDITIONAL TENDER
                               (SEE INSTRUCTION 9)


     [ ] check here if tender of Shares is conditional on the Company purchasing all or a minimum number of tendered Shares and complete the following:

         Minimum number of Shares to be sold:___________________________________

________________________________________________________________________________

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

TO:      FIRST UNION NATIONAL BANK:

The undersigned hereby tenders to Delta Apparel, Inc., a Georgia corporation ("Company"), the above-described shares of the Company's Common Stock, at the price per Share indicated in this Letter of Transmittal, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated December 7, 2001 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").

Subject to and effective upon acceptance for payment of the Shares tendered hereby in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the undersigned hereby sells, assigns, and transfers to, or upon the order of, the Company all right, title, and interest in and to all the Shares that are being tendered hereby and orders the registration of all such Shares if tendered by book-entry transfer and hereby irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that said Depositary also acts as the agent of the Company) with respect to such Shares with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

                  (a) deliver certificate(s) for such Shares or transfer ownership of such Shares on the account books maintained by the Book-Entry Transfer Facility, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, the Company upon receipt by the Depositary, as the undersigned's agent, of the aggregate Purchase Price (as defined below) with respect to such Shares;
                  (b) present certificates for such Shares for cancellation and transfer on the Company's books; and
                  (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

         The undersigned hereby represents and warrants to the Company that:

                  (a) the undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that:

                           (i) the undersigned has a net long position in Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and

                           (ii)  such tender of Shares complies with Rule 14e-4;

                  (b) when and to the extent the Company accepts such Shares for purchase, the Company will acquire good, marketable, and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements, or other obligations relating to their sale or transfer, and not subject to any adverse claim;

                  (c) on request, the undersigned will execute and deliver any additional documents the Depositary or the Company deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares tendered hereby; and

                  (d) the undersigned has read and agrees to all of the terms of the Offer.

         All authorities conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy, and legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

         The name(s) and address(es) of the registered holder(s) should be printed above, if they have not already been printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates, and the number of Shares that the undersigned wishes to tender should be set forth above in the appropriate boxes. The price at which such Shares are being tendered should be indicated in the box below.

         The undersigned understands that the Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not in excess of $22.00 nor less than $19.00 net to the seller in cash ("Purchase Price") that it will pay for Shares properly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer, taking into account the number of Shares so tendered and the prices (in multiples of $0.25) specified by tendering shareholders. The undersigned understands that the Company will select the lowest Purchase Price that will allow it to buy 350,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25) pursuant to the Offer. The undersigned understands that all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including its proration and conditional tender provisions, and that the Company will return all other Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price, Shares not withdrawn prior to the Expiration Date, and Shares not purchased because of proration or conditional tender.

         The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may accept for payment fewer than all of the Shares tendered hereby. In any such event, the undersigned understands that certificate(s) for any Shares delivered herewith but not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated below under the "Special Payment Instructions" or the "Special Delivery Instructions." The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any certificate for Shares from the name of its registered holder, or to order the registration or transfer of Shares tendered by book-entry transfer, if the Company purchases none of the Shares represented by such certificate or tendered by such book-entry transfer.

         The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

         The check for the aggregate Purchase Price for such of the Shares tendered hereby as are purchased will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated below under the "Special Payment Instructions" or the "Special Delivery Instructions."

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
________________________________________________________________________________

         PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                               (SEE INSTRUCTION 5)
________________________________________________________________________________

                               CHECK ONLY ONE BOX.

            IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED,
                       THERE IS NO PROPER TENDER OF SHARES

(SHAREHOLDERS WHO DESIRE TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETEA SEPARATE LETTER OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE TENDERED. ODD LOT HOLDERS WHO ELECT TO TENDER THEIR SHARES AT THE PURCHASE PRICE AS DETERMINED BY THE COMPANY SHOULD NOT CHECK ANY BOX BELOW. SEE INSTRUCTION 8.)
________________________________________________________________________________

  [   ] $19.00    [   ] $19.75   [   ] $20.50    [   ] $21.25     [   ] $22.00
  [   ] $19.25    [   ] $20.00   [   ] $20.75    [   ] $21.50
  [   ] $19.50    [   ] $20.25   [   ] $21.00    [   ] $21.75
________________________________________________________________________________

                          SPECIAL PAYMENT INSTRUCTIONS
                      (SEE INSTRUCTIONS 1, 4, 6, 7 AND 11)

To be completed ONLY if certificates for Shares not tendered or not purchased and/or any check for the aggregate Purchase Price of Shares purchased are to be issued in the name of and sent to someone other than the undersigned.

Issue:

[   ] Check to:
[   ] Certificates to:


Name(s): _______________________________________________________________________
                                 (Please print)

Address:________________________________________________________________________

________________________________________________________________________________
                                                               (Zip Code)

________________________________________________________________________________
                (Taxpayer Identification or Social Security No.)


________________________________________________________________________________

                          SPECIAL DELIVERY INSTRUCTIONS
                      (SEE INSTRUCTIONS 1, 4, 6, 7 AND 11)

         To be completed ONLY if certificates for Shares not tendered or not purchased and/or any check for the Purchase Price of Shares purchased, issued in the name of the undersigned, are to be mailed to someone other than the undersigned, or to the undersigned at an address other than that shown above.

Mail:

[   ] Check to:
[   ] Certificates to:

Name(s):________________________________________________________________________
                                 (Please print)

Address:________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                                               (Zip Code)

================================================================================
                                PLEASE SIGN HERE
                      (TO BE COMPLETED BY ALL SHAREHOLDERS)
               (PLEASE COMPLETE AND RETURN THE ENCLOSED FORM W-9)

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

________________________________________________________________________________

________________________________________________________________________________
                            Signature(s) of Owner(s)

Dated:_______________ , 2002

Name(s):________________________________________________________________________
                                 (Please Print)
Capacity (full title):__________________________________________________________

Address:________________________________________________________________________
                               (Include Zip Code)

Area Code(s) and
Telephone Number(s):____________________________________________________________

                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 6)


NAME OF FIRM:___________________________________________________________________


AUTHORIZED SIGNATURE:___________________________________________________________

NAME: __________________________________________________________________________
                                 (Please Print)

Title: _________________________________________________________________________

Address: _______________________________________________________________________


Dated:______________ , 2002

________________________________________________________________________________

                            IMPORTANT TAX INFORMATION

         Under the Federal income tax law, a shareholder whose tendered Shares are accepted for payment is required by law to provide the Depositary (as payer) with such shareholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 below. If such shareholder is an individual, the TIN is such shareholder's social security number. If the Depositary is not provided with the correct TIN, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding of 30.5% (reduced to 30% in January 2002).

         Certain shareholders including, among others, all corporations and certain foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a Form W-8, signed under penalties of perjury, attesting to such individual's exempt status. A Form W-8 can be obtained from the Depositary. Exempt shareholders should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9, and sign, date, and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions. A shareholder should consult his or her tax advisor as to such shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

         If backup withholding applies, the Depositary is required to withhold 30.5% (reduced to 30% in January 2002) of any payments made to the shareholder. Backup withholding is not an additional tax. Rather, the Federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

                         PURPOSE OF SUBSTITUTE FORM W-9

         To  prevent  backup   withholding  on  payments  that  are  made  to  a
shareholder with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of such shareholder's correct TIN by completing the form below certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a TIN) and
(b) that (i) such shareholder has not been notified by the Internal Revenue Service that such shareholder is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the Internal Revenue Service has notified such shareholder that such shareholder is no longer subject to backup withholding.

         The shareholder is required to give the Depositary the social security number or employer identification number of the record holder of the Shares tendered hereby. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. If the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the shareholder should write "Applied For" in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in Part I and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 30.5% (reduced to 30% in January 2002) of all payments of the Purchase Price to such shareholder.

                     PAYER'S NAME: FIRST UNION NATIONAL BANK

SUBSTITUTE       Part 1 - Taxpayer Identification
FORM  W-9        Number - Please provide your TIN in the  ______________________
                 box at right and certify by signing and  Social Security Number dating below.  If awaiting TIN, write
                 "Applied For"
                                                          ______________________
DEPARTMENT OF THE TREASURY                                Employer
INTERNAL REVENUE SERVICE                                  Identification Number

PAYER'S REQUEST FOR TAXPAYER     PART 2 - For Payees Exempt from Backup Withholding - Check the box if you are NOT
IDENTIFICATION NUMBER ("TIN")    subject to backup withholding.    [   ]
AND CERTIFICATION                _________________________________________________________________________________
                                 PART 3 - CERTIFICATION - UNDER PENALTIES OF PERJURY, I CERTIFY THAT:
                                 (1)  The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

                                 (2)  I am not  subject  to  backup  withholding because: (a) I am exempt from backup
                                      withholding,   or  (b)  I  have  not  been notified by the Internal Revenue
                                      Service (IRS) that I am subject to backup withholding  as a Result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

                                 (3)  I am a U. S. Person (including a U.S. resident alien).

                                 CERTIFICATION  INSTRUCTIONS.  - You must  cross out item 2 above if you have been notified by
                                 IRS that you are  currently  subject  to backup withholding because you have failed to report all interest and  dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withhold, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item 2.
______________________________________________________________________________________________________________________________


SIGNATURE _________________________________________     DATE ___________________

NOTE: FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30.5% (REDUCED TO 30% IN JANUARY 2002) OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. IN ADDITION FAILURE TO PROVIDE SUCH INFORMATION MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED
                FOR" INSTEAD OF A TIN IN THE SUBSTITUTE FORM W-9

________________________________________________________________________________

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

 I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number ("TIN") to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 30.5% (reduced to 30% in January 2002) of all reportable payments made to me will be withheld until I provide a number.

__________________________________________                ______________________
            Signature                                             Date
________________________________________________________________________________

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

         1. GUARANTEE OF SIGNATURES. No signature guarantee is required if either:

                  (a) this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of such Shares) exactly as the name of the registered holder appears on the certificate tendered with this Letter of Transmittal and payment and delivery are to be made directly to such owner unless such owner has completed above either the box entitled "Special Payment Instructions" or "Special Delivery Instructions;" or

                  (b) such Shares are tendered for the account of a firm or other entity that is a member in good standing of the Security Transfer Agent Medallion Program ("Eligible Institution").

         In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 6

         2.  DELIVERY  OF LETTER OF  TRANSMITTAL  AND  CERTIFICATES;  GUARANTEED
DELIVERY PROCEDURES. This Letter of Transmittal is to be used only if certificates for Shares are delivered with it to the Depositary (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary) or if a tender for Shares is being made concurrently pursuant to the procedure for tender by book-entry transfer set forth in Section 3 of the Offer to Purchase. Certificates for all physically tendered Shares or confirmation of a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility of Shares tendered electronically, together in each case with a properly completed and duly executed Letter of Transmittal or duly executed and manually signed facsimile of it, or an Agent's Message (as defined below), and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be delivered to the Depositary on or before the Expiration Date (as defined in the Offer to Purchase). DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

         Shareholders whose certificates are not immediately available or who cannot deliver certificates for their Shares and all other required documents to the Depositary before the Expiration Date or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer must, in any such case, tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or a facsimile thereof) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure, certificates for all physically tendered Shares or book-entry confirmations, as the case may be, as well as a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), or an Agent's Message, and all other documents required by this Letter of Transmittal, must be received by the Depositary within three American Stock Exchange trading days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

         The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery on or before the Expiration Date.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY U.S. MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

         The Company will not accept any alternative, conditional, or contingent tenders, nor will it purchase any fractional Shares, except as expressly provided in the Offer to Purchase. All tendering shareholders, by execution of this Letter of Transmittal (or a facsimile thereof), waive any right to receive any notice of the acceptance of their tender.

         3. INADEQUATE SPACE. If the space provided in the box captioned "Description of Shares Tendered" is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

         4. PARTIAL TENDERS AND UNPURCHASED SHARES. (Not applicable to shareholders who tender by book-entry transfer.) If fewer than all of the Shares evidenced by any certificate are to be tendered, fill in the number of Shares that are to be tendered in the column entitled "Number of Shares Tendered" in the box captioned "Description of Shares Tendered." In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares (including any Shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s), unless otherwise specified in either the "Special Payment Instructions" or "Special Delivery Instructions" box on this Letter of Transmittal, as soon as practicable after the Expiration Date. Unless otherwise indicated, all Shares represented by the certificate(s) listed and delivered to the Depositary will be deemed to have been tendered.

         5. INDICATION OF PRICE AT WHICH SHARES ARE BEING TENDERED. (Not applicable to "Odd Lot" shareholders who tender at the Purchase Price. See Instruction 8.) For Shares to be properly tendered, the shareholder MUST check the box indicating the price per Share at which he or she is tendering Shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" on this Letter of Transmittal. ONLY ONE BOX MAY BE CHECKED. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES. A shareholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

         6. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS, AND ENDORSEMENTS.

         (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

         (b) If the Shares are registered in the names of two or more joint holders, each such holder must sign this Letter of Transmittal.

         (c) If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimiles thereof) as there are different registrations of certificates.

         (d) When this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsement(s) of certificate(s) representing such Shares or separate stock power(s) are required unless payment is to be made, or the certificate(s) for Shares not tendered or not purchased are to be issued, to a person other than the registered holder(s). If payment is to be made, or the certificate(s) for Shares not tendered or not purchased are to be issued, to a person other than the registered holder(s), SIGNATURE(S) ON SUCH CERTIFICATE(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, or if payment is to be made or certificate(s) for Shares not tendered or not purchased are to be issued to a person other than the registered holder(s), the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s), and the signature(s) on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

         (e) If this Letter of Transmittal or any certificate(s) or stock power(s) are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of their authority to so act.

         7. STOCK TRANSFER TAXES. Except as provided in this Instruction 7, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal. The Company will pay or cause to be paid any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however:

         (a) payment of the aggregate Purchase Price for Shares tendered hereby and accepted for purchase is to be made to any person other than the registered holder(s);

         (b) Shares not tendered or not accepted for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or

         (c) tendered certificates are registered in the name(s) of any person(s) other than the person(s) signing this Letter of Transmittal; then the Depositary will deduct from such aggregate Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder, such other person, or otherwise) payable on account of the transfer to such person unless satisfactory evidence of the payment of such taxes or any exemption from them is submitted.

         8. ODD LOTS. As described in Section 1 of the Offer to Purchase, if the Company is to purchase fewer than all Shares tendered before the Expiration Date and not withdrawn, the Shares purchased first will consist of all Shares tendered by any shareholder who owned, of record or beneficially, an aggregate of fewer than 100 Shares and who tenders all of his or her Shares at or below the Purchase Price. This preference will not be available unless the box captioned "Odd Lots" is completed. Unless they indicate to the contrary by checking a box under "Price (in Dollars) per Share at which Shares are being Tendered", such shareholders will be deemed to be tendering their Shares at the Purchase Price as the same may be determined by the Company in accordance with the terms of the Offer.

         9. CONDITIONAL TENDERS. As described in Sections 1 and 6 of the Offer to Purchase, shareholders may condition their tenders on all or a minimum number of their tendered Shares being purchased ("Conditional Tenders"). If the Company is to purchase less than all Shares tendered before the Expiration Date and not withdrawn, the Depositary will perform a preliminary proration, and any Shares tendered at or below the Purchase Price pursuant to a Conditional Tender for which the condition was not satisfied shall be deemed withdrawn, subject to reinstatement if such Conditionally Tendered Shares are subsequently selected by random lot for purchase subject to Sections 1 and 6 of the Offer to Purchase. Conditional Tenders will be selected by lot only from shareholders who tender all of their Shares. All tendered Shares shall be deemed unconditionally tendered unless the "Conditional Tender" box is completed. The Conditional Tender alternative is made available so that a shareholder may assure that the purchase of Shares from the shareholder pursuant to the Offer will be treated as a sale of such Shares by the shareholder rather than the payment of a dividend to the shareholder for Federal income tax purposes. Odd Lot Shares, which will not be subject to proration, cannot be conditionally tendered. It is the tendering shareholder's responsibility to calculate the minimum number of Shares that must be purchased from the shareholder in order for the shareholder to qualify for sale (rather than dividend) treatment, and each shareholder is urged to consult his or her own tax advisor.

         IN  THE  EVENT  OF  PRORATION,   ANY  SHARES  TENDERED  PURSUANT  TO  A
CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED AND DEEMED WITHDRAWN.

         10. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in Section 1 of the Offer to Purchase, shareholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the Federal income tax treatment of the Purchase Price for the Shares purchased. See Sections 1 and 14 of the Offer to Purchase.

         11. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If certificate(s) for Shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of the Letter of Transmittal, or if such certificates and/or checks are to be sent to someone other than the person signing the Letter of Transmittal or to the signer at a different address, the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed as applicable, and signatures must be guaranteed as described in Instruction 1.

         12. IRREGULARITIES. All questions as to the number of Shares to be accepted, the price to be paid therefore, and the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Information Agent (as defined in the Offer to Purchase), or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

         13. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance may be directed to, or additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery, and this Letter of Transmittal may be obtained from, the Information Agent at its address and telephone number set forth at the end of this Letter of Transmittal or from a broker, dealer, commercial bank, or trust company.

         14. FORM W-9 AND FORM W-8. Shareholders other than corporations and certain foreign persons may be subject to backup Federal income tax withholding. Each tendering shareholder who does not otherwise establish to the satisfaction of the Depositary an exemption from backup Federal income tax withholding is required to provide the Depositary with a correct taxpayer identification number ("TIN") on Form W-9, which is provided with this Letter of Transmittal. For an individual, his or her TIN will generally be his or her social security number. Failure to provide the information requested or to make the certification on Form W-9 may subject the tendering shareholder to 30.5% (reduced to 30% in January 2002) backup Federal income tax withholding on the payments made to or for the shareholder with respect to Shares purchased pursuant to the Offer. Failing to furnish a correct TIN may subject the shareholder to a $50.00 penalty imposed by the Internal Revenue Service. Providing false information may result in additional penalties. Backup withholding is not an additional tax. Rather, the unpaid tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained. Shareholders who are foreign persons should submit Form W-8 to certify that they are exempt from backup withholding. Form W-8 may be obtained from the Depositary.

         15. WITHHOLDING ON FOREIGN HOLDER. The following discussion applies to any "foreign shareholder", that is a shareholder that, for United States Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, a foreign estate, or a foreign trust. A foreign shareholder who has provided the necessary certification to the Depositary will not be subject to backup withholding. However, foreign shareholders generally are subject to backup withholding under Internal Revenue Code sections 1441 or 1442 at a rate of 30% of the gross payments received by such foreign
shareholders   which  are  not  entitled  to  capital  gains  treatment.   If  a
shareholder's address is outside the United States, and if the Depositary has not received a substitute W-9, the Depositary will assume that the shareholder is a foreign shareholder. The general 30% withholding rate may be reduced under a tax treaty, if appropriate certification is furnished to the Depositary. FOREIGN SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THEAPPLICATION OF THE UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE.

         16. LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificate(s) representing Shares has been lost, destroyed, or stolen, the shareholder should promptly notify the Depositary by checking the box provided in the box titled "Description of Shares Tendered" and indicating the number of Shares represented by such lost, destroyed, or stolen certificates and by calling the Depositary at
(704) 829-8432. The shareholder will then be instructed by the Depositary as to the steps that must be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be prepared until the procedures for replacing lost, destroyed, or stolen certificates have been followed.

                        THE DEPOSITARY FOR THE OFFER IS:

                            FIRST UNION NATIONAL BANK
________________________________________________________________________________


                              By Overnight Courier:
                          FIRST UNION NATIONAL BANK c/o
                         Alpine Fiduciary Services, Inc.
                                111 Commerce Road
                               Carlstadt, NJ 07072
                           Attention: Reorg Department
                               Tel: (201) 896-5648

By Mail:                                         By Facsimile Transmission:                   By Hand:
-------                                          -------------------------                    -------
First Union National Bank                       (Eligible Institutions Only)            First Union National Bank
c/o Alpine Fiduciary Services, Inc.              First Union National Bank              599 Lexington Avenue
P.O. Box 2065                                         Customer Service                  22nd Floor
South Hackensack, NJ 07606-9974                        (201) 460-2889                   New York, NY 10022
                                                                                        Tel: (212) 839-7500
                                                     Confirm by Telephone
                                                        (201) 896-5648

                     ________________________________________________________________________


                     The Information Agent for the Offer is:

          [LOGO OF GEORGESON SHAREHOLDER COMMUNICATIONS, INC. OMITTED]
                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                               New York, NY 10004

                 Banks and Brokers Call Collect: (212) 440-9800
                    All Others Call Toll-Free (800) 223-2064



IMPORTANT: This Letter of Transmittal or a facsimile hereof (together with certificates for the Shares being tendered and all other required documents), or a Notice of Guaranteed Delivery must be received prior to 5:00 p.m., New York City time, on the Expiration Date. SHAREHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED FORM W-9 WITH THEIR LETTER OF TRANSMITTAL.

                              EXHIBIT (a)(1)(iii)

                               DELTA APPAREL, INC.
________________________________________________________________________________


             NOTICE OF GUARANTEED DELIVERY OF SHARES OF COMMON STOCK

This form (or a facsimile hereof) may be used to accept the Offer (as defined below) if:

     (a) certificates for shares of common stock ("Shares") of Delta Apparel, Inc., a Georgia corporation ("Company"), cannot be delivered to the Depositary prior to the Expiration Date (as defined in Section 1 of the Company's Offer to Purchase dated December 7, 2001 ("Offer to Purchase")),

     (b) the procedure for book-entry transfer (set forth in Section 3 of the Offer to Purchase) cannot be completed on a timely basis, or

     (c) the Letter of Transmittal (or a facsimile thereof) and all other required documents cannot be delivered to the Depositary prior to the Expiration Date.

     This form, properly completed and duly executed, may be delivered by hand, mail, or facsimile transmission to the Depositary. See Section 3 of the Offer to Purchase.


                              By Overnight Courier:
                            FIRST UNION NATIONAL BANK
                         c/o Alpine Fiduciary Services,
                                      Inc.
                                111 Commerce Road
                               Carlstadt, NJ 07072
                           Attention: Reorg Department
                               Tel: (201) 896-5648

By Mail:                                     By Facsimile Transmission:                By Hand:
-------                                      -------------------------                 -------
First Union National Bank                   (Eligible Institutions Only)            First Union National Bank
c/o Alpine Fiduciary Services, Inc.           First Union National Bank             599 Lexington Avenue
P.O. Box 2065                                     Customer Service                  22nd Floor
South Hackensack, NJ 07606-9974                    (201) 460-2889                   New York, NY 10022
                                                                                    Tel: (212) 839-7500
                                               Confirm by Telephone
                                                   (201) 896-5648

    ________________________________________________________________________

       DELIVERY OF THIS INSTRUMENT AND ALL OTHER DOCUMENTS TO THE ADDRESS OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN AS
             SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

     The undersigned hereby tenders to the Company at the price per Share indicated in this Notice of Guaranteed Delivery, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"), receipt of both of which is hereby acknowledged, Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

                                    ODD LOTS

     To be completed ONLY if the Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 Shares. The undersigned either (check one box):

[  ]   was the  beneficial  or record  owner of an  aggregate  of fewer than 100
       Shares, all of which are being tendered; or

[ ] is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s) thereof Shares with respect to which it is the record holder and (b) believes, based upon representations made to it by such beneficial owner(s), that each such person was the beneficial owner of an aggregate of fewer than 100 Shares and is tendering all of such Shares.

UNLESS A BOX UNDER "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THIS NOTICE OF GUARANTEED DELIVERY IS CHECKED, THE UNDERSIGNED IS TENDERING SHARES AT THE PURCHASE PRICE, AS THE SAME SHALL BE DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER.

                 ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED

                               CONDITIONAL TENDER

[ ] check here if tender of Shares is conditional on the Company purchasing all or a minimum number of the tendered Shares and complete the following:
       Minimum number of Shares to be sold:_____________________________________

________________________________________________________________________________

         PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
________________________________________________________________________________

                               CHECK ONLY ONE BOX.
            IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED,
                       THERE IS NO PROPER TENDER OF SHARES

(SHAREHOLDERS WHO DESIRE TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE A SEPARATE NOTICE OF GUARANTEED DELIVERY FOR EACH PRICE AT WHICH SHARES ARE TENDERED. HOLDERS OF FEWER THAN 100 SHARES WHO ELECT TO TENDER THEIR SHARES AT THE PURCHASE PRICE AS DETERMINED BY THE COMPANY SHOULD NOT CHECK ANY BOX BELOW.)

________________________________________________________________________________

  [   ] $19.00     [   ] $19.75    [   ] $20.50     [   ] $21.25    [   ] $22.00
  [   ] $19.25     [   ] $20.00    [   ] $20.75     [   ] $21.50
  [   ] $19.50     [   ] $20.25    [   ] $21.00     [   ] $21.75
________________________________________________________________________________


                  (Please type or print)                    SIGN HERE
         Certificate Nos. (if available):
                                                ________________________________
                                                          Signature(s)

         _____________________________________        Dated:____________________

         _____________________________________
                    Name(s)

                                            If Shares  will be tendered by book-
                                            entry transfer, check this box: [ ]

         _____________________________________
                  Address(es)

         _____________________________________

         _____________________________________
         Area Code(s) and Telephone Number(s)     Account Number: ______________

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States and represents that: (a) the above-named person(s) "own(s)" the Shares tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (b) such tender of Shares complies with such Rule 14e-4 and guarantees that the Depositary will receive (i) certificates for the Shares tendered hereby in proper form for transfer or (ii) confirmation that the Shares tendered hereby have been delivered pursuant to the procedure for book-entry transfer (set forth in Section 3 of the Offer to Purchase) into the Depositary's account at The Depository Trust Company together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, all within three American Stock Exchange trading days after the date the Depositary receives this Notice of Guaranteed Delivery.



Authorized Signature:_________________________ Address:_________________________

Name:_________________________________________         _________________________
                  (Please Print)                          (Including Zip Code)

Title:________________________________________   Area Code and Telephone Number:

Name of Firm:_________________________________   _______________________________

                                                 Date:____________________, 2001

DO NOT SEND STOCK CERTIFICATES WITH THIS FORM. YOUR STOCK CERTIFICATES MUST BESENT WITH A LETTER OF TRANSMITTAL.

                               EXHIBIT (a)(1)(iv)

                               DELTA APPAREL, INC.
________________________________________________________________________________

                        Offer To Purchase For Cash Up To
                       350,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $22.00
                       Nor Less Than $19.00 Net Per Share

________________________________________________________________________________
              THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
     NEW YORK CITY TIME, ON THURSDAY, JANUARY 10, 2002, UNLESS THE OFFER IS
                                    EXTENDED.
________________________________________________________________________________

To Brokers, Dealers, Commercial Banks,
Trust Companies, and Other Nominees:

     Delta Apparel, Inc., a Georgia corporation ("Company"), is offering to purchase up to 350,000 shares of the Company's Common Stock at a price not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25, specified by its shareholders, upon the terms and subject to the conditions set forth in its Offer to Purchase dated December 7, 2001 ("Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine the single price per Share, not in excess of $22.00 nor less than $19.00, net to the seller in cash ("Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 350,000 Shares (or such lesser number of Shares as are properly tendered). All Shares acquired in the Offer will be acquired at the Purchase Price. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration or conditional tender, and Shares withdrawn pursuant to the Offer will be returned. The Company reserves the right, in its sole discretion, to purchase more than 350,000 Shares pursuant to the Offer. See Sections 1 and 15 of the Offer to Purchase.

     If, prior to the Expiration Date (as defined in the Offer to Purchase), more than 350,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not withdrawn, the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase first from Odd Lot Holders (as defined in the Offer to Purchase) who properly tender their Shares at or below the Purchase Price and then on a pro rata basis from all other shareholders whose Shares are properly tendered at or below the Purchase Price and not withdrawn. If any shareholder tenders Shares and does not wish to have such Shares purchased subject to proration, such shareholder may tender Shares subject to the condition that a specified minimum number of Shares (which may be represented by designated stock certificates) or none of such Shares be purchased. See Sections 1, 3, and 6 of the Offer to Purchase.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT, HOWEVER, TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7 OF THE OFFER TO PURCHASE.

     For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1.   Offer to Purchase, dated December 7, 2001;

     2. Letter to Clients, which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

     3. Letter dated December 7, 2001, from Robert W. Humphreys, President and Chief Executive Officer of the Company, to shareholders of the Company; and

     4. Letter of Transmittal for your use and for the information of your clients (together with accompanying Form W-9); and

     5. Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JANUARY 10, 2002, UNLESS THE OFFER IS EXTENDED.

     No fees or commissions will be payable to brokers, dealers, or any person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Information Agent or the Depositary as described in the Offer to Purchase. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

     In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     As described in Section 3 of the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates or concurrent compliance with the procedure for book-entry transfer if such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States. Certificates for Shares so tendered (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the "Book-Entry Transfer Facility" described in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received by the Depositary within three American Stock Exchange trading days after timely receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

     Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone number set forth on the back cover page of the Offer to Purchase.

                                    Very truly yours,

                                    DELTA APPAREL, INC.

Enclosures
________________________________________________________________________________

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE INFORMATION AGENT, OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
________________________________________________________________________________

                               EXHIBIT (a)(1)(v)

                               DELTA APPAREL, INC.
________________________________________________________________________________


                        Offer To Purchase For Cash Up To
                           350,000 Of Its Common Stock
                   At A Purchase Price Not In Excess Of $22.00
                       Nor Less Than $19.00 Net Per Share

________________________________________________________________________________

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
       TIME, ON THURSDAY, JANUARY 10, 2002, UNLESS THE OFFER IS EXTENDED.
________________________________________________________________________________

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase, dated December 7, 2001 ("Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Delta Apparel, Inc., a Georgia corporation ("Company"), to purchase up to 350,000 shares of its Common Stock at a price not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25, specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer.

     The Company will determine the single per Share price, not in excess of $22.00 nor less than $19.00 net to the seller in cash ("Purchase Price") that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 350,000 Shares (or such lesser number of Shares as are properly tendered). All Shares acquired in the Offer will be acquired at the Purchase Price. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration or conditional tender, and Shares withdrawn pursuant to the Offer, will be returned. The Company reserves the right, in its sole discretion, to purchase more than 350,000 Shares pursuant to the Offer. See Sections 1 and 15 of the Offer to Purchase.

     If, prior to the Expiration Date (as defined in the Offer to Purchase), more than 350,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not withdrawn, the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase first from Odd Lot Holders (as defined in the Offer to Purchase) who properly tender their Shares at or below the Purchase Price and then on a pro rata basis from all other shareholders whose Shares are properly tendered at or below the Purchase Price and not withdrawn. If any shareholder tenders Shares and does not wish to have such Shares subject to proration, such shareholder may tender Shares subject to the condition that a specified minimum number of Shares (which may be represented by designated stock certificates) or none of such Shares be purchased. See Sections 1, 3 and 6 of the Offer to Purchase.

     We are the owner of record of Shares held for your account. As such, we are the only ones who can tender and then only pursuant to your instructions. WE ARE SENDING YOU THE LETTER OF TRANSMITTAL FOR YOUR INFORMATION ONLY; YOU CANNOT USE IT TO TENDER SHARES WE HOLD FOR YOUR ACCOUNT.

     Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

     We call your attention to the following:

     1. You may tender Shares at prices not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25, as indicated in the attached Instruction Form, net to you in cash.

     2. You may condition your tender of Shares on the Company purchasing all or a minimum number of your Shares.

     3. You may designate the priority in which your Shares shall be purchased in the event of proration.

     4. The Offer is not conditioned upon any minimum number of Shares being tendered.

     5. The Offer and withdrawal rights will expire at 5:00 P.M, New York City time, on Thursday, January 10, 2002, unless the Company extends the Offer.

     6. The Offer is for 350,000 Shares, constituting approximately 15.0% of the Shares outstanding as of December 7, 2001.

     7. Tendering shareholders will not be obligated to pay any brokerage commissions to the Information Agent or the Depositary (as identified in the Offer to Purchase), solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, any stock transfer taxes on the Company's purchase of Shares pursuant to the Offer.

     8. If you beneficially hold an aggregate of fewer than 100 Shares and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the Expiration Date (as defined in the Offer to Purchase) and check the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares properly tendered at or below the Purchase Price.

     9. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept. If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching, and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

     YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JANUARY 10, 2002, UNLESS THE COMPANY EXTENDS THE OFFER.

     As described in Section 1 of the Offer to Purchase, if more than 350,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase properly tendered Shares on the basis set forth below:

     (a) first, all Shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined in the Offer to Purchase) who:

                  (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all Shares owned by such shareholder will not qualify for this preference); and

                  (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

     (b) second, after purchase of all of the foregoing Shares, all Shares conditionally tendered in accordance with Section 6 of the Offer to Purchase for which the condition was satisfied and all other Shares tendered properly and unconditionally at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in the Section 1 of the Offer to Purchase; and

     (c) third, if necessary, Shares conditionally tendered for which the condition was not satisfied which are tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with Section 6 of the Offer to Purchase.

     You may condition your tender on the Company purchasing a minimum number of your tendered Shares. In such case, if as a result of the preliminary proration provisions in the Offer to Purchase the Company would purchase less than such minimum number of your Shares, then the Company will not purchase any of your Shares, except as provided in the next sentence. If as a result of conditionally tendered Shares not being purchased the total number of Shares that would be purchased is less than 350,000, the Company will select, by random lot, for purchase from shareholders who tender all their Shares, conditionally tendered Shares for which the condition, based on a preliminary proration, has not been satisfied. See Section 1 of the Offer to Purchase.

     The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                INSTRUCTION FORM
            INSTRUCTIONS FOR TENDER OF SHARES OF DELTA APPAREL, INC.

         Please tender to Delta Apparel, Inc. ("Company"), on (our) (my) behalf, the number of Shares indicated below, which are beneficially owned by (us) (me) and registered in your name, upon terms and subject to the conditions contained in the Offer to Purchase of the Company dated December 7, 2001, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

________________________________________________________________________________

              Number of Shares to be tendered: ____________ Shares

________________________________________________________________________________

________________________________________________________________________________

                                    ODD LOTS

[ ] By checking this box the undersigned represents that the undersigned owns, beneficially or of record, an aggregate of fewer than 100 Shares and is tendering all of such Shares.

UNLESS A BOX UNDER "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THIS INSTRUCTION FORM IS CHECKED, THE UNDERSIGNED IS TENDERING SHARES AT THE PURCHASE PRICE, AS THE SAME SHALL BE DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER.

                 ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED

________________________________________________________________________________

________________________________________________________________________________

                               CONDITIONAL TENDER

[ ] check here if tender of Shares is conditional on the Company purchasing all or minimum number of the tendered Shares and complete the following:

Minimum number of Shares to be sold: ____________________

________________________________________________________________________________

________________________________________________________________________________

         PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
________________________________________________________________________________

                               CHECK ONLY ONE BOX.

IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES

(SHAREHOLDERS WHO DESIRE TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE A SEPARATE INSTRUCTION FORM FOR EACH PRICE AT WHICH SHARES ARE TENDERED. HOLDERS OF FEWER THAN 100 SHARES WHO ELECT TO TENDER THEIR SHARES AT THE PURCHASE PRICE AS DETERMINED BY THE COMPANY SHOULD NOT CHECK ANY BOX BELOW.)
________________________________________________________________________________

  [   ] $19.00     [   ] $19.75    [   ] $20.50     [   ] $21.25    [   ] $22.00
  [   ] $19.25     [   ] $20.00    [   ] $20.75     [   ] $21.50
  [   ] $19.50     [   ] $20.25    [   ] $21.00     [   ] $21.75
________________________________________________________________________________

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY'S BOARD OF DIRECTORS, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED.

Signature(s):_____________________________  Address:____________________________

__________________________________________  ____________________________________
                                                  (Including Zip Code)

Name(s): _________________________________

__________________________________________  Area Code and Telephone Number:_____
               (Please Print)

__________________________________________  Date:________________________, 2001.
       (Taxpayer Identification or
           Social Security Number)

IMPORTANT: SHAREHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED FORM W-9 WITH THEIR INSTRUCTION FORM.

                                 EXHIBIT (a)(2)

                               DELTA APPAREL, INC.
________________________________________________________________________________

[DELTA APPAREL, INC. LOGO OMITTED]

                                                     December 7, 2001

To Our Shareholders:

     Delta Apparel, Inc. is offering to purchase from existing shareholders 350,000 shares (or such lesser number as are properly tendered) of its Common Stock. The 350,000 Shares represent approximately 15.0% of the Shares currently outstanding.

     The offer to purchase Shares is for cash at a price specified by tendering shareholders that is not in excess of $22.00 nor less than $19.00 net per Share, in multiples of $0.25. Delta Apparel will consider the responses to the offer and select the lowest purchase price that will allow it to buy 350,000 Shares. Delta Apparel will pay the same price per share for all Shares purchased pursuant to this offer. If the number of Shares properly tendered is equal to or less than the number of Shares Delta Apparel seeks to purchase through the offer, the purchase price per Share will be the highest price specified by any tendering shareholder, up to $22.00. If the number of Shares tendered is greater than the number sought, Delta Apparel will select the lowest purchase price specified by tendering shareholders that will allow it to buy the number of Shares it seeks.

     If tendering shareholders properly tender more than the number of Shares Delta Apparel seeks to purchase through this offer, Delta Apparel will accept Shares for purchase first from holders of fewer than 100 Shares who properly tender all their Shares and then on a pro rata basis from all other shareholders whose Shares are properly tendered.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you wish to tender your Shares, the instructions on how to tender Shares also are included in the accompanying materials.

     The Board of Directors believes that the purchase of Shares pursuant to the Offer is an attractive investment at this time for the Company without affecting adversely any possible capital requirements. Neither Delta Apparel nor its Board of Directors makes any recommendation to any shareholder whether or not to tender any or all Shares.

Sincerely,


/s/ Robert W. Humphreys


President and Chief Executive Officer

                                 EXHIBIT (a)(5)

                      Delta Apparel Announces Dutch Auction

DULUTH, Ga.-(BUSINESS WIRE)-November 20, 2001-Delta Apparel, Inc. (AMEX-DLA) Announces on November 19, 2001, Delta Apparel's Board of Directors authorized the purchase by Delta Apparel of as many as 350,000 of its shares of common stock in a tender offer expected to commence by the mailing of materials to shareholders on December 7, 2001, and end on January 10, 2002.

The offer to purchase shares will be at a price not in excess of $22.00, nor less than $19.00, net per share. Delta Apparel will consider the responses to the offer and select the lowest purchase price that will allow it to buy 350,000 shares. Delta Apparel will pay the same price per share for all shares purchased in the offering. The offer will also include a mechanism for odd lot holders to tender all their shares.

If the number of shares properly tendered is equal to or less than the number of shares Delta Apparel seeks to purchase through the offer, the purchase price will be the highest price of those prices specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest purchase price that will allow it to buy the number of shares it seeks.

Georgeson Shareholder Communications has been appointed information agent for the offering. Delta Apparel believes that the repurchase of its shares currently represents an excellent use of available funds. Delta Apparel has sufficient liquid assets to consummate the offer without adversely affecting plans for growth of its business.

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities will be made only pursuant to an Offer to Purchase and Letter of Transmittal, which Delta Apparel expects to mail to shareholders and file with the Securities and Exchange Commission ("Commission") on December 7, 2001. Before tendering shares, shareholders should read these documents carefully as they will contain important information. Investors can also obtain copies of these and other documents filed with the Commission in connection with the tender offer for free at the Commission's Web site at http://www.sec.gov and from Delta Apparel.

Delta Apparel, Inc. is a vertically integrated manufacturer and marketer of high quality knit apparel. The Company specializes in selling undecorated T-shirts, golf shirts and tank tops to distributors, screen printers and private label accounts. Delta Apparel has operations in five states, two company-operated sewing facilities in Honduras and one company-operated sewing facility in Mexico. The Company employs about 2,600 worldwide.

CONTACT:  Delta Apparel, Inc.
Herb Mueller, 678/775-6948